UNITED STATES
[redacted]CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes X No__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes__No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Coca-Cola **FEMSA**
annual report 2008



Change:
OUR PATH FOR
growth

In business—as in life—**change** is the only constant. Our business has significantly evolved during the last five years, becoming a leading multi-category beverage player in Latin America. As we continue on our **path for growth**, we welcome change with its accompanying challenges and opportunities.

abilities
capabilities
opportunities

OUR SELECTED

financial data

Million of Mexican Pesos and U.S. Dollars as of December 31, 2008
(Except volume and per share data)



	U.S.$ 2008 (1)	(Ps.) 2008	(Ps.) 2007	% CHANGE
Sales Volume (million unit cases)		2,242.8	2,120.8	5.8%
Total Revenues	**5,999**	82,976	69,251	19.8%
Operating Income	**990**	13,695	11,486	19.2%
Majority Net Income	**405**	5,598	6,908	-19.0%
Total Assets	**7,082**	97,958	87,178	12.4%
Long-Term Bank Loans and Notes Payable	**900**	12,455	14,102	-11.7%
Majority Stockholders Equity	**4,042**	55,913	49,140	13.8%
Capital Expenditures	**347**	4,802	3,682	30.4%
Book Value per Share (2)	**2.19**	30.28	26.61	13.8%
Net Income per Share (2)	**0.22**	3.03	3.74	-19.0%

(1) U.S. Dollar figures are converted from Mexican pesos using the noon day buying rate for Mexican pesos published by the Federal Reserve Bank of New York on December 31, 2008, which exchange rate was Ps. 13.8320 to U.S. $1.00.

(2) Based on 1,846.5 oustanding ordinary shares (184.7 million ADRs). U.S.$ figures per ADR

Sales volume
million unit cases


1,998
2,121
2,243
06
07
08

Total revenues
million Mexican pesos


0
64,046
69,251
82,976
06
07
08

Operating income
million Mexican pesos


10,293
11,486
13,695
06
07
08

Total assets
million Mexican pesos


80,427
87,178
97,958
06
07
08

COCA-COLA FEMSA'S GROWING PRESENCE

in Latin America

Our company has a large geographic footprint in the region. We are the most integrated beverage player in the industry, ranking #1 in sparkling and still beverages and a strong #2 in water


Largest bottler in Mexico, with solid growth in Latincentro and a growing presence in Mercosur
Mexico
Latincentro
Mercosur
close to 200 million consumers
+1,500 thousand points of sale
2,243 mm unit cases

14 categories


emerging categories
still beverages
water
sparkling beverages
Coca-Cola
Ciel
gladiator

99 brands

During the last 5 years, we have built a unique and powerful total beverage solution

DEAR FELLOW SHAREHOLDERS

Change is the only



José Antonio Fernández Carbajal
Carlos Salazar Lomelín

As we continue on our path for growth, we welcome change with its accompanying challenges and opportunities

In business—as in life—change is the only constant. Our business has significantly evolved during the last five years, becoming a leading multi-category beverage player in Latin America.

In a changing global business environment, we managed to produce solid results for the year, extending our track record of growth. Our total sales volume grew close to 6 percent to more than 2.2 billion unit cases. Our consolidated revenues increased close to 20 percent to Ps. 83 billion. Our consolidated operating income improved more than 19 percent to Ps. 13.7 billion. Our majority net income declined 19 percent to Ps. 5.6 billion, resulting in earnings per share of Ps. 3.03; reflecting the impact of the large devaluation of the Mexican peso on our dollar denominated debt.

Multi-category Portfolio Growth

Ultimately, our path for growth is focused on better serving consumers' ever-changing preferences and practices through our comprehensive product portfolio. In 2008 we continued to expand our product portfolio with different beverage categories—from juices and nectars to orangeades and vitamin water—and, at the same time, reinforced our existing categories with new products such as hydro-tonics and energy drinks to reach, capture and satisfy more consumption occasions. Our proven capacity to proactively develop and manage an increasingly complex multi-category portfolio of beverages underscores our organization's flexibility to adapt to—and further satisfy—our markets' and our consumers' evolving needs.

Innovation is a key to our growth, enabling us to constantly reinforce our product portfolio. Through our joint acquisition of Jugos del Valle —one of the largest juice beverages producers in the region— with The Coca-Cola Company, we not only built a strong position in Mexico's juice-based beverage market in a very short period of time, but we also opened up new avenues of growth through innovative products across the still beverage category. On top of Jugos del Valle's existing portfolio of juices and nectars, we developed and distributed several new beverages, including *Valle Frut* orangeade —a product with a low juice content—and *Valle Frut* pulp —a product with a high content of fruit pulp. On the technology front, we capitalized on Jugos del Valle's hot-fill capacity to reformulate, repackage, and re-launch other still beverages, such as *PowerAde*, our isotonic brand, providing our consumers with superior tasting products. For the year, our still beverage category grew more than 70 percent across our territories, supported by the Jugos del Valle beverage platform.

constant

20%
revenue growth

Our proven capacity to proactively develop and manage an increasingly complex multi-category portfolio of beverages underscores our organization's flexibility to adapt to our markets' and our consumers' evolving needs

Beyond our powerful Jugos del Valle joint venture, we successfully introduced an array of sparkling and still beverages across our territories. In Colombia and Costa Rica, we continued to strengthen our *Coca-Cola* portfolio with the launch of *Coca-Cola Zero*. In Brazil, we introduced a revolutionary hydro-tonic product called *I-9*—a lemon flavored beverage with minerals. In Mexico, we launched *Nestea* brand green tea, rolled out *Gladiator* brand energy drink, and introduced seven different flavors of *Glaceau* premium-brand vitamin water. All together, our product innovation accounted for more than 25 million unit cases, representing more than 20 percent of our consolidated incremental volume for 2008.

Business Growth

As an important player, we helped to improve total industry revenues for the year. Our revenue-management initiatives across Latin America enabled us to offset local inflation and rising raw material costs and, thereby, maintain our margins and our company's profitability. Our pricing architecture intelligence and our multi-segmentation strategies combined to build our operations' top-line organic growth.

Also, we continued to bolster our business with acquisitions that present significant new growth opportunities for both our company and our partner, The Coca-Cola Company. On top of our joint acquisition of Jugos del Valle, we closed the acquisition of The Coca-Cola Company's Refrigerantes Minas Gerais, Ltda. ("REMIL") franchise territory in the state of Minas Gerais, Brazil. This transaction expanded our footprint in Brazil—one of the most dynamic beverage markets in the world—by more than a third. It also substantially increased the number of customers and consumers that we serve through our comprehensive, multi-category portfolio of high-quality sparkling and still beverages.

Moreover, we significantly furthered our water strategy through announced acquisitions in Colombia and Mexico. In the third quarter, we acquired the *Agua De Los Angeles* jug water business in the Valley of Mexico. In addition to doubling our presence in Mexico City's jug water market, this acquisition enables us to distribute our other beverage categories through the Agua De Los Angeles' system of more than 150 home delivery routes in the Valley of Mexico. This acquisition fostered our learning process to


Valle
Valle
Valle

On top of Jugos del Valle's existing portfolio of juices and nectars, we developed and distributed two new beverages—Valle Frut orangeade and Valle Frut pulp

We sell more than 6 million unit cases of beverages daily across Latin America


Sprite
zero
Coca-Cola
Fanta
Valle
vitamin

execute this important new sales channel and significantly increased our home delivery route base in this region. In February 2009, our company and The Coca-Cola Company jointly acquired the *Brisa* bottled water business in Colombia. This transaction will enable us to gain a greater presence in Colombia's water industry and to develop a multi-tier water brand strategy for our customers and consumers through our existing distribution system.

The foundation of our business growth is based on several important pillars, including the right business model, a clear, focused vision, a strong relationship with our partner, The Coca-Cola Company, and a talented, engaged group of employees.

Employee Capabilities Growth

As a continuous learning organization, we are committed to the development of quality people at all levels of our organization. From our training cells program to our *Knowledge Management Portal*, we offer proprietary training tools and initiatives to develop all of our people's capabilities.



We enjoy a deep and broad bench of executives whose capabilities grow with the size and complexity of our beverage and business portfolio. We foster the cross-fertilization and growth of our company's shared pool of knowledge and talent through the exchange of our executives among our continental operations network. For example, we recently transferred eight senior executives to new roles across our organization. Through their depth of experience and capabilities, each of these executives will enrich their new workplace and our company overall.

Sustainable Growth

In an ever-changing world, we remain focused on the sustainable growth of our company, our industry and our communities. Key elements of our company's sustainability strategy include our water and waste-water management plans, our waste reduction and recycling activities, our energy conservation initiatives, and our wide range of community development programs—from education to reforestation and natural resource conservation.

We work closely with our communities on a number of initiatives that advance their economic and social well-being. Among these programs, we proactively work with The Coca-Cola Company and the Brazilian non-profit organization SOS Mata

By using more recycled PET in our bottles, we utilize less energy and resources in our business, we preserve fossil fuels, and we enhance the quality of our environment

In Mexico we used
7,500
tons of recycled PET in our bottles

Atlantica on the Brazilian Tropical Forest Water Program. We also work together with the Mexican non-profit organization Pronatura, relevant governmental authorities, and The Coca-Cola Company on a major national reforestation program in Mexico. Through these two initiatives, we will plant more than 18 million trees over a five-year period, benefiting the Jundiaí region of the state of Sao Paulo, Brazil—where we operate one of the largest facilities in the Coca-Cola system worldwide—and the communities surrounding our Mexican operations. As a result, we not only preserve the forests, but also reduce the emission of harmful greenhouse gases into the atmosphere.

Also, through our recycling, water management, and energy conservation programs, we benefit both our environment and our business. For example, recycling is a win-win solution for our company and our society. In 2008, the PET recycling facility in Toluca, Mexico —a joint venture between our company, The Coca-Cola Company, and ALPLA, an important supplier of PET bottles—supplied our company with more than 7,500 tons of recycled PET. We used the recycled PET in our single-serve bottles, increasing the amount of recycled resin used therein from 25 to 35 percent.

This year, turbulent global market and economic conditions present our company with the challenge of continuing to work relentlessly—without losing our focus—to achieve our goals. To this end, we must allocate our resources prudently and create value by doing more with less. Our business is in a significantly better position to capture the opportunities that lie ahead in the beverage industry through our new avenues of growth.

In closing, we would like to express our deep appreciation for the continued trust and confidence that you place in us. In a continuously changing environment—from extremely challenging macro-economic conditions to constantly evolving consumer preferences and practices—we have the flexibility to adapt our business to continue on our path for growth along with you.

José Antonio
Fernández Carbajal
Chairman of the Board

Carlos
Salazar Lomelín
Chief Executive Officer

EBITDA generation
million Mexican pesos



17,116
06
07
08

18%
EBITDA growth

CHANGE:

Multi-category Portfolio




NESTEA

During the fourth quarter of 2008, we launched Nestea brand green tea in Mexico, supporting the brands 47% year-over-year growth

In 2008 our business continued to advance on its path to become a total beverage company, expanding our beverage portfolio to satisfy and stimulate consumers' changing tastes. We enlarged our portfolio to include an even wider array of beverage categories, from juices and nectars to orangeades and vitamin water.

In the sparkling beverage segment, our flagship brand *Coca-Cola* continued to drive our growth across our franchise territories; excluding acquisitions, it represented more than 40 percent of consolidated incremental volumes. During the year, we successfully launched *Coca-Cola Zero* in Colombia and Costa Rica, executing our three-tier cola strategy in those territories and enhancing our offering of brand *Coca-Cola* in the region. Through our multi-segmentation strategies we have built a comprehensive array of sparkling beverage presentations —including a large returnable base—providing our consumers with different choices at attractive prices.

Through our joint venture with The Coca-Cola Company, in January 2008, we began to distribute *Jugos del Valle®* brand juices and nectars—from small child-size 200-milliliter presentations to 2.0-liter tetra-packs—in Mexico. In the Latincentro division, we started to roll out the Jugos del Valle line of juice-based beverages in Colombia, Costa Rica, Panama and Nicaragua, complementing the existing line of juice products to meet consumers' growing demand. On top of this powerful joint-venture platform, we developed and distributed several new products in Mexico, including *Valle Frut* orangeade—a product with a low juice content—and *Valle Frut* pulp—a product with a high content of fruit pulp—expanding our still beverage portfolio to target different consumption occasions. The *Valle Frut* product line accounted for more than 40 percent of the Mexico

Growth



vitaminwater
vitaminwater



zero

During the year, we successfully launched Coca-Cola Zero in Colombia and Costa Rica, executing our three-tier cola strategy in those territories

We launched seven different flavors of Glaceau premium-brand vitamin water

+25 million unit cases from innovation

Sparkling beverage volume
mm unit cases



1,695
1,791
1,863
06
07
08

division's incremental sales volume in this category during 2008. Furthermore, from a technology standpoint, we are taking advantage of Jugos del Valle's heat-pasteurized, hot-fill capacity to enhance our innovation pipeline, reformulating and offering superior tasting beverages, with a longer shelf life.

In 2008 we continued to enhance our water portfolio. We doubled our presence in the jug water market in the Valley of Mexico though the acquisition of the *Agua De Los Angeles* jug water business. The addition of more than 150 new home-delivery routes, allowed us to grow our existing dedicated jug water routes by more than 20 percent and deliver other products to our home-based consumers. In February 2009, in conjunction with The Coca-Cola Company, we acquired the *Brisa* bottled water business in Colombia. This acquisition will increase our existing water business by three times and complement our water portfolio in that market.

Innovation played a key role in 2008. We reinforced our product portfolio with several launches across our beverage categories —from *Coca-Cola Zero* in Colombia and Costa Rica to *Valle Frut* in Mexico. In Mexico, we bolstered our portfolio through a series of offerings. We strengthened our position in the energy drink category with the rollout of *Gladiator* during the first quarter; we launched seven different flavors of *Glaceau* premium-brand vitamin water in the third quarter; and, during the fourth quarter, we introduced *Nestea* brand green tea. In Brazil, we introduced a revolutionary product called *I-9*—a lemon flavored beverage with minerals—to develop a new hydro-tonic category. In all, sales of our innovative new beverages accounted for more than 25 million unit cases, representing more than 20 percent of our consolidated incremental volume growth for 2008.

We began to distribute Jugos del Valle brand juices and nectars—from small child-size 200-milliliter presentations to 2.0-liter tetra-packs—in Mexico



2 CHANGE:

Diversified Business


Coca-Cola

During the year, REMIL provided us with more than 66 million unit cases of mostly sparkling beverages in a seven-month period

Through our hot-fill capacity we reformulated PowerAde branded isotonic beverages offering consumers a superior tasting product


Valle

Our company's volume of still beverages, excluding bottled water, represented only three percent of our consolidated volumes in 2008, offering considerable upside potential

Over the past five years, our business portfolio has changed dramatically—from a Mexico-centric business to a company with operations in nine countries across Latin America. We have built a strong, balanced multinational company. In the process, we have evolved from being a volume-driven organization to a revenue-growth focused company, supported by the business model we share with our partner, The Coca-Cola Company, and our advanced revenue-management and multi-segmentation strategies.

In 2008 we continued to strengthen our business with key acquisitions that offered complementary new business models and benefited both our company and our business partner. For example, our Jugos del Valle joint-venture platform with The Coca-Cola Company positioned our business a step ahead of health-and-wellness trends in Latin America. In 2008, our company's volume of still beverages, excluding bottled water, represented only three percent of our consolidated volumes, offering considerable upside potential compared with developed markets where these beverages' volumes represent a significantly higher proportion of the product mix.

In addition to this joint venture, we closed the acquisition of The Coca-Cola Company's REMIL franchise territory in the state of Minas Gerais, Brazil. This transaction not only expanded our market position in Brazil by more than a third, but also substantially increased the number of consumers that we serve through our balanced portfolio of high-quality beverages; it extended the population we serve by close to 15 million new consumers in a territory equivalent to the size of France. During the year, REMIL provided us with more than 66 million unit cases over a seven-month period, representing more than 50 percent of our consolidated incremental volumes.

Growth

In February 2009, our company and The Coca-Cola Company jointly acquired the Brisa bottled water business in Colombia


500
US$ million in acquisitions
Brisa
Sprite
Fanta
Valle

We also increased the potential growth of our water business through two meaningful acquisitions in Colombia and Mexico. In July, we acquired the *Agua De Los Angeles* jug water business in the Valley of Mexico, and in February 2009, our company and The Coca-Cola Company jointly acquired the Brisa bottled water business in Colombia. Both transactions will enlarge our position in the water category and complement our growing beverage portfolio.

All of these transactions—financed with cash from our operations—combined to provide our company with close to US$600 million of additional revenues on an annual basis. Ultimately, they help us to balance both our geographic and product portfolio, as well as our sources of cash.

In 2008, we also reinforced our business' value chain across our territories. For example, in December we opened one mega-distribution center in Panama. In Mexico, we significantly enlarged two of our distribution facilities, one in Mexico City and another in Orizaba, Veracruz. Additionally, we increased our production capacity in Mexico, setting up a production line in one of FEMSA's breweries located in the state of Veracruz. By using available space in this facility, we saved on the construction of a new plant. These new facilities will allow us to serve our clients and consumers better through the consolidation and improvement of our production and distribution network.

The foundation of our business growth is based on several important pillars, including the right business model, management's business-oriented vision, and a strong relationship with our business partner. Ultimately, our path for growth is always focused on better serving an ever-changing base of consumers through our comprehensive product portfolio.



We acquired the Agua De Los Angeles jug water business in the Valley of Mexico, unlocking the cross-sales potential of the home delivery system

CHANGE:

Employee Capabilities




del Valle
Jugo
Desayuna todos los dias

The Jugos Del Valle dedicated presale force of more than 150 employees achieved 40 percent volume growth in 2008

As the size and complexity of our business and product portfolio grows, so do our employees' capabilities to manage, operate, and execute our company's strategy. Today, our employees produce, market, distribute, and serve our multi-category beverage portfolio to approximately 200 million consumers at over 1.5 million points of sale—visited several times a week—across nine different countries.

We are a continuous learning organization. To support our company's growth, we are committed to provide our employees with the knowledge and skills necessary to align their development with our company's path for growth. For example, our different training programs enable our people to share best practices across all levels of the organization—instructing close to 50,000 employees over the past year; equivalent to more than 70 percent of our total employee base.

Also, in 2008 we initiated training programs to enable our employees to commercially handle our new beverage categories. As a result of this training, the pre-sale force of more than 150 employees—who focus on serving Jugos del Valle juice-based beverages to Mexican clients with sales of over 10 cases per week—achieved 40 percent volume growth. Additionally, in order to use our new hot-fill capacity effectively, we trained more than 40 technical and engineering teams in Mexico and Colombia.

Through our robust information technology platform, our employees are able to access proprietary tools designed to develop and share their capabilities. For instance, our *Knowledge Management Portal* not only provides them with the knowledge and skills they need to further their professional growth, but it also enables them to transfer their experiences online throughout our operations network. Through this

Growth


50,000
employees trained
across 9 countries

Through our Knowledge Management Portal, we trained more than 2,300 employees in 14 different disciplines

tool, in 2008 we trained more than 2,300 employees in 14 different disciplines—including sales, marketing and information technology—across nine countries.

In addition, through our recently designed innovative "Virtual University," we are starting to conduct courses and seminars designed to strengthen our employees' skills and to obtain certification in policy compliance, such as the U.S. Sarbanes-Oxley Act. In all, we reached close to 10,000 users in 2008 and project 30 percent user growth for 2009.

We also foster the cross-fertilization and growth of our company's shared pool of knowledge and talent through the exchange of our executives among our multinational operations. For example, effective January 1, 2009, we transferred eight senior executives to new roles across our organization. Each of these executives will enrich their new workplace—and our company overall—through their depth of experience and capabilities.



Additionally, to effectively use our new hot fill capacity, we trained more than 40 technical and engineering teams in Mexico and Colombia.

4

CHANGE:

Sustainable Growth


18 million
trees to be planted
in five years
ESR
EMPRESA
SOCIALMENTE
RESPONSABLE

In 2008 our employees contributed to the reforestation of the Nevado de Toluca region. They helped plant 225,000 trees on 250 hectares

We used recycled PET in our single-serve bottles, increasing the amount of recycled resin used therein from 25 to 35 percent.

With an ever-growing base of more informed and differentiated consumers, we remain focused on the sustainable growth of our company. Coca-Cola FEMSA's sustainability programs are based on our commitment to satisfy our stakeholders' present requirements without compromising the ability of future generations to meet their needs. Our efforts along the path of social responsibility begin with our people and their families and extend through our Latin American communities. They include programs to improve the quality of life of our employees and their communities, promoting an integral culture of health and wellness, and to foster community development and environmental protection.

In all, more than 134,000 people benefit from our 42 community support programs throughout Latin America. An example of these activities is our "Valuing of the Young" program in Brazil. Together with FEMSA and municipal authorities of the City of Sao Paulo, we support low-income students whose probability of school withdrawal is high. They become tutors or benefactors of younger students and commit to help them in their homework and learning process under the supervision of teachers, increasing their motivation to continue studying. As a result, we achieved a 95 percent success rate of preventing withdrawal in more than 1,000 students in 2008 by monitoring their grades and providing them with technical assistance in this effort.

As a consumer-focused business, we improve our communities' environment on our path to sustainability. Our focus on water usage, solid-waste management and recycling, reforestation, energy consumption, and climate change, is an important part of our business strategy. Water is not only the most important natural resource, but it is the core ingredient in all of our beverages, so we manage our use of water responsibly. Over the past three years, as a



In 2008, the PET recycling facility in Toluca, Mexico, recycled more than 12,000 tons of PET and supplied our company with more than 7,500 tons of this recycled raw material

result of the implementation of major water saving programs across our operations, we have saved more than 3.4 million cubic meters of water—enough to serve the needs of more than 9,000 five-member families for a year.

We proactively work with The Coca-Cola Company and the Brazilian non-profit organization SOS Mata Atlantica on the Brazilian Tropical Forest Water Program. We also work together with the Mexican non-profit organization Pronatura, relevant governmental authorities, and The Coca-Cola Company on a major national reforestation program in Mexico; our shared objective is to plant more than 18 million trees over a five-year period in both countries. Additionally, as part of the "Water Factory" project in Mexico, our employees contributed to the reforestation of the Nevado de Toluca region, in the state of Mexico. In 2008, they planted 225,000 trees on 250 hectares, representing close to 40 percent of this project's target for 2010.

In 2008, the PET recycling facility in Toluca, Mexico—a joint venture between our company, The Coca-Cola Company, and ALPLA, an important supplier of PET bottles—recycled more than 12,000 tons of PET, and supplied our company with more than 7,500 tons of this recycled raw material. We used the recycled PET in our single-serve bottles, increasing the amount of recycled resin used therein from 25 to 35 percent.

Collectively, these activities preserve our environment, conserve our natural resources, and contribute to our goal of sustainable growth in a changing world.

3.4 million cubic meters of water saved in the last three years

OUR
Operating highlights

Operations	Population (millions)	Sparkling per Capita Consumption	Points of Sale	Plants	Distribution Centers
Mexico	50.6	411	611,928	10	83
Central America	18.8	151	102,063	5	28
Colombia	46.7	89	365,620	6	32
Venezuela	27.9	161	159,294	4	33
Brazil	44.2	213	197,137	4	27
Argentina	11.3	375	81,800	1	5
Total	**199.5**	**224**	**1,517,842**	**30**	**208**

Total Volume
million unit cases


Mexico 1,149
Central America 133
Colombia 198
Venezuela 207
Brazil 371
Argentina 186

Product mix by Package (1)
percentage


100
80
60
40
20
0
Mex
CA
Col
Ven
Bra
Arg
Returnable
Non-returnable (2)

Product mix by Size (1)
percentage


100
80
60
40
20
0
Mex
CA
Col
Ven
Bra
Arg
Single serve (2)
Multi serve (3)

Category Mix

	Sparkling	Water[4]	Bulk Water[5]	Still[6]
Mexico	75.4%	4.6%	17.0%	3.0%
Central America	88.8%	4.2%	–	7.0%
Colombia	87.1%	5.0%	5.0%	2.9%
Venezuela	91.3%	5.8%	–	3.0%
Brazil	92.0%	5.7%	–	2.2%
Argentina	95.0%	1.3%	–	3.7%



100
80
60
40
20
0
Mex
CA
Col
Ven
Bra
Arg
Sparkling
Water (4)
Bulk water (5)
Still (6)

(1) Excludes Water presentations of 5.0 Lt. or larger
(2) Includes fountain volumes
(3) Includes presentations of 1.0 Lt. or larger
(4) Excludes still bottled water in presentations of 5.0 Lt. or larger
(5) Bulk Water – Still bottled water in presentations of 5.0 Lt. or larger
(6) Still Beverages include flavored water

Constantly delivering a strong track record, diversifying the business geographically, and building a strong and balanced portfolio

CHIEF FINANCIAL OFFICER REPORT

dear sharehold



Our organic growth, acquisitions and innovation, drove our top- and bottom-line results for the year. We increased our EBITDA more than 18 percent

Last year proved to be challenging for businesses and consumers, globally. Our ability to deliver solid results for this year relied on our core assets: our balanced, growing multinational portfolio of franchises throughout Latin America and our talented team of professionals. Our organic growth, acquisitions and innovation, drove our top- and bottom-line results for the year. In 2008 we produced the following results:

- Consolidated revenues grew 19.8 percent to Ps. 83 billion.
- Consolidated operating income increased 19.2 percent to Ps. 13.7 billion.
- Consolidated majority net income declined 19 percent to Ps. 5.6 billion, resulting in earnings per share of Ps. 3.03, or Ps. 30.3 per ADR, reflecting the impact of the large devaluation of the Mexican peso on our dollar denominated debt.
- Total net debt at year end was Ps. 12.4 billion.

During the last year, our operations generated significant cash flow, allowing us to reduce our gross debt by Ps. 340 million, and at the same time, finance the acquisitions of Refrigerantes Minas Gerais, Ltda. ("REMIL") in Brazil and Agua De Los Angeles in Mexico for an approximate amount of US$385 million. As a consequence, we reduced our cash position by Ps. 1.3 billion at year-end 2008.

Despite changing international macro-economic conditions, such as the substantial devaluation of the local currencies in the countries where we operate, our balance sheet continues to be strong. Our cash position as of December 31, 2008 was Ps. 6.2 billion; our short-term debt was Ps. 6.1 billion and our long-term debt was Ps. 12.4 billion, underscoring our financial flexibility. Year over year, we increased our EBITDA more than 18 percent reaching more than Ps. 17 billion. As a result, we reduced our net-debt-to-EBITDA coverage ratio from 0.8 times in 2007 to 0.7 times in 2008.

At the end of January 2009, we successfully issued a 13-month Mexican peso bond in the amount of Ps. 2 billion. This debt issuance was over-subscribed and opened the market for such transactions in Mexico, highlighting our company's fundamentals and ability to access local debt markets. As of the end of February 2009, we had in our cash balances the equivalent of Ps. 8.9 billion, including US$375 million in US dollar currency. The proceeds from the bond offering reinforced our cash position and enhanced our business' financial and operating flexibility. We have one of the highest investment-grade credit ratings among Latin-American companies.

ers

19%

operating income growth

Operations outside of Mexico produced the majority of our growth; Mexico continued to be our largest cash-flow generator and an important platform for innovation

In 2008 we advanced our strategy to grow through acquisitions. In June, we successfully closed the acquisition of The Coca-Cola Company's REMIL franchise territory in Brazil. The aggregate value of this transaction was approximately US$364 million, which we financed with cash from operations. In the water segment, we continued on our growth path through two meaningful acquisitions. In July, we acquired the Agua De Los Angeles jug water business in the Valley of Mexico. This US$18.3 million acquisition–also financed with cash from operations- increased our share in Mexico City's jug water market and gave us the opportunity to capitalize on the potential of this home delivery system, comprised by 150 new routes. In February 2009, we successfully closed the transaction with Bavaria, a subsidiary of SABMiller, to jointly acquire with The Coca-Cola Company, the Brisa bottled water business in Colombia. This transaction will increase our position in the country's water segment and complement our growing beverage portfolio. The purchase price of US$92 million was shared equally by Coca-Cola FEMSA and The Coca-Cola Company, using cash from our operations to finance our share of the transaction.

For the year, our operations outside of Mexico produced the majority of our consolidated growth, while our Mexico division continued to be our largest cash-flow generator and an important platform for innovation. Our consolidated total revenues increased close to 20 percent. Our Latincentro division accounted for more than 45 percent of the growth and Mexico and our Mercosur division, excluding REMIL, represented close to 30 percent of incremental revenues. The acquisition of REMIL contributed more than 20 percent of incremental revenues and a positive translation effect represented the balance.

Excluding REMIL, consolidated volumes of still beverages—supported by the integration of the Jugos del Valle line of business and innovation out of this category—represented close to 50 percent of our consolidated incremental volumes. Our water business, including jug water, posted more than a 6 percent increase for the year, accounting for more than 30 percent of our incremental consolidated volumes; growth of brand *Coca-Cola* across most of our territories represented the balance.

In our Mexico division, our sparkling beverage business remained our most profitable category, with brand *Coca-Cola* in multi-serve presentations driving demand. Based on the powerful Jugos del Valle joint-venture

Gross debt
million Mexican pesos



18,574
06
07
08

We have reduced our gross debt and financed acquisitions for an approximate amount of US$385 million in 2008


Coca-Cola
Coca-Cola
Coca-Cola

In our Mexico division, our sparkling beverage business remained our most profitable category, with brand Coca-Cola in multi-serve presentations driving demand.

We have evolved from being a volume driven organization to a revenue growth focused company

platform with The Coca-Cola Company, we developed new products, formulations and capabilities. Structured as a clear 50/50 economic split, the Jugos del Valle joint-venture will capture one of the important new avenues for future growth across Latin America—the fast-growing trend toward health and wellness. During 2008, we agreed to leave the majority of the profits at the joint-venture level for reinvestment in capital expenditures and marketing behind the brands. As a result of these developments, still beverage volumes accounted for close to 23 million unit cases, representing close to 60 percent of incremental volumes, in Mexico.

Total revenues in our Mexico division reached close to Ps. 34 billion, mainly driven by incremental volume growth. Our operating margin expanded 10 basis points to reach 19.9 percent, despite higher dollar denominated raw material costs and lower profitability from the Jugos del Valle line of business, as expected this year.

In our Latincentro division, despite facing challenging operating conditions throughout the year such as operating disruptions in Venezuela and a more competitive environment in Colombia, we produced a modest volume growth, mainly due to growth of brand *Coca-Cola* in Central America and Venezuela; in Colombia, the *Jugos del Valle* line of beverages drove our sales volume growth. Our revenue-management strategies in Latincentro enabled us to mitigate higher local inflation and post 30 percent revenue growth for the year. Price increases undertook during the year accounted for more than 80 percent of this growth and a positive translation effect represented more than 15 percent of incremental revenues. Our controlled operating expenses, combined with efficient deployment of marketing expenses, fostered the division's operating income growth by more than 35 percent and compensated higher dollar denominated raw material costs across the division and higher labor costs in Venezuela, allowing our operating margin to expand 50 basis points.

In 2008 our Mercosur division advanced significantly on its growth path. Highlights included the successful integration of REMIL and important new product launches in the still beverage category, from *Aquarius*–our non-carbonated flavored water-and *PowerADE*–our isotonic beverage-in Argentina to a revolutionary lemon-flavored hydro-tonic product in Brazil, called *I-9 (I-Nove)*. Our Mercosur divisions' sales volume growth was 17 percent. The integration of our new territory in Brazil provided our Mercosur division with

We have learned to operate under challenging environments. Our company is in a much better position, financially and operationally, than ever before

Ps. 83
billion in revenues

more than 66 million unit cases in sales volume. These volumes represented more than 20 percent of the volumes sold by our existing Brazilian operations during 2008 and more than 10 percent of our Mercosur division volumes in the same period.

Our Mercosur division's revenues, excluding beer, grew close to 37 percent. Of this growth, the acquisition of REMIL accounted for close to 55 percent and our organic growth represented the balance. Operating leverage—driven by our higher revenues—more than compensated the impact for higher dollar-denominated raw material costs across the division and higher expenses related to our distribution fleet—in order to comply with new traffic regulations in the city of São Paulo—and placement of coolers in Brazil combined with higher labor costs in Argentina. Our operating margin expanded 20 basis points to 15.7 percent for the year.

Over the past 15 years, on several occasions and for a variety of reasons, our operations have experienced difficult economic conditions in Latin America. We have learned to operate under challenging environments, based on our talented team of professionals and strong innovation capabilities, supported by the powerful brand equity of our products and the resilience of our industry. Our comprehensive array of products, including our large returnable base, provides our consumers with many choices at attractive prices on multiple consumption occasions. Looking forward, our operations' organic growth, our new lines of business and strong innovation will provide us with sustainable top- and bottom-line growth. Crisis always brings opportunities and we have the ability, flexibility, and responsibility to adapt and adjust our operations to changing macro-economic conditions and capitalize on these opportunities.

Thank you for your continued support. Our company is in a much better position, financially and operationally, than ever before to continue on its path of long-term profitable growth.

Héctor
Treviño Gutiérrez
Chief Financial Officer

Revenues per division
as a percentage of Ps. 82,976 million


40
34
26

EBITDA per division
as a percentage of Ps. 17,116 million


49
28
23

Mexico
Latincentro
Mercosur

financial section

FIVE YEAR

Summary

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
Millions of Mexican Pesos, except data per share.
Figures of 2007 and previous years are expressed with purchasing power as of December 31, 2007

	2008 (1)	2007	2006	2005	2004
INCOME STATEMENT					
Total revenues	**82,976**	69,251	64,046	59,642	56,525
Cost of sales	**43,895**	35,876	33,740	30,553	29,069
Gross profit	**39,081**	33,375	30,306	29,089	27,456
Operating expenses	**25,386**	21,889	20,013	19,074	18,324
Income from operations	**13,695**	11,486	10,293	10,015	9,132
Comprehensive result of financing	**3,552**	345	1,195	1,590	902
Other expenses, net	**1,831**	702	1,046	705	764
Income taxes	**2,486**	3,336	2,555	2,698	1,006
Net income for the year	**5,826**	7,103	5,497	5,022	6,460
Net majority income	**5,598**	6,908	5,292	4,895	6,429
Net minority income	**228**	195	205	127	31
RATIOS TO REVENUES (%)					
Gross margin (gross profit/total revenues)	**47.1**	48.2	47.3	48.8	48.67
Operating margin	**16.5**	16.6	16.1	16.8	16.2
Net income	**7.0**	10.3	8.6	8.4	11.4
CASH FLOW					
Gross cash flow (EBITDA) (2)	**17,116**	14,434	13,278	12,925	11,922
Capital expenditures (3)	**4,802**	3,682	2,863	2,516	2,401
BALANCE SHEET					
Current assets	**17,992**	17,461	12,504	9,312	11,362
Investments in shares	**1,797**	1,476	448	509	523
Property, plant and equipment, net	**28,159**	23,633	23,346	23,165	23,790
Intangible assets, net	**47,453**	42,458	41,064	40,701	40,823
Deferred charges and other assets, net	**2,557**	2,150	3,065	2,527	716
Total Assets	**97,958**	87,178	80,427	76,214	77,214
Liabilities					
Short-term bank loans and notes payable	**6,119**	4,814	3,419	4,988	3,761
Interest payable	**267**	274	281	354	351
Other current liabilities	**14,947**	11,222	9,623	8,862	8,871
Long-term bank loans and notes payable	**12,455**	14,102	16,799	16,952	24,343
Other long-term liabilities	**6,554**	5,985	5,850	5,730	4,378
Total Liabilities	**40,342**	36,397	35,972	36,886	41,704
Stockholders' Equity	**57,616**	50,781	44,454	39,329	35,510
Minority interest in consolidated subsidiaries	**1,703**	1,641	1,475	1,299	1,053
Majority interest	**55,913**	49,140	42,979	38,030	34,457
FINANCIAL RATIOS (%)					
Current	**0.84**	1.07	0.94	0.66	0.88
Leverage	**0.70**	0.72	0.81	0.94	1.17
Capitalization	**0.27**	0.29	0.33	0.39	0.47
Coverage	**9.65**	9.46	7.10	5.43	4.71
DATA PER SHARE (4)					
Book Value	**30.280**	26.612	23.276	20.595	18.660
Majority net income	**3.032**	3.741	2.866	2.651	3.482
Dividends paid (5)	**0.512**	0.450	0.402	0.372	0.326
Headcount (6)	**65,021**	58,126	56,682	55,635	56,238

(1) Information considers full-year of KOF's territories and seven months of Remil.

(2) Income from operations plus non-cash charges.

(3) Includes investments in property, plant and equipment, returnable bottles and cases and other assets, net of retirements of property, plant and equipment.

(4) Was computed using 1,846.5 million shares.

(5) Dividends paid during the year based on the prior year's net income.

(6) Includes third-party and Remil headcount.

Consolidated Results of Operations.

Total Revenues

Consolidated total revenues increased 19.8% to Ps. 82,976 million in 2008, as compared to 2007, as a result of growth in all of our divisions. The Latincentro division accounted for more than 45% of the growth. The Mexico and the Mercosur divisions, excluding the acquisition of Refrigerantes Minas Gerais, Ltda. ("REMIL") in Brazil, represented close to 30% of incremental revenues. REMIL contributed more than 20% of incremental revenues and a positive exchange rate translation effect represented most of the balance.

Total sales volume increased 5.8% to 2,242.8 million unit cases in 2008, as compared to the previous year. Excluding REMIL, total sales volume increased 2.6% to reach 2,176.7 million unit cases. Our water business, mainly driven by the bulk water business in Mexico, and still beverages, mainly driven by the introduction of Jugos del Valle and the innovative products derived from that line of business, accounted for approximately 80% of these incremental volumes. Sparkling beverage sales, mainly driven by the *Coca-Cola* brand and the strong performance of *Coca-Cola Zero* outside of Mexico represented the balance.

Consolidated average price per unit case grew 12.5%, reaching Ps. 35.93 in 2008, as compared to Ps. 31.95 in 2007. Price increases implemented in most of our territories and the addition of the Jugos del Valle line of business, which carries higher average prices per unit case, accounted for this growth.

Gross Profit

Our gross profit increased 17.1% to Ps. 39,081 million in 2008, as compared to the previous year, driven by higher revenues that more than compensated for higher cost of goods sold. The Mexico division's gross profit grew 1.8%, the Latincentro division grew 27.6% and the Mercosur division grew 40.8%. Cost of goods sold increased 22.4% as a result of cost pressures related to the devaluation of local currencies in most of our operations as applied to our U.S. dollar-denominated raw material costs and lower profitability from the Jugos del Valle line of business in Mexico, as expected in 2008, due to the previously agreed, planned reinvestment in the Jugos del Valle joint-venture. Gross margin reached 47.1% during 2008, a decrease of 110 basis points as compared to the same period of 2007.

The components of cost of sales include raw materials (principally soft drink concentrate and sweeteners), packaging materials, depreciation expenses attributable to our production facilities, wages and other employment expenses associated with the labor force employed at our production facilities and certain overhead expenses. Concentrate prices are determined as a percentage of the retail price of our products in local currency net of applicable taxes. Packaging materials, mainly PET and aluminum, and high fructose corn syrup, used as sweetener in some countries, are denominated in U.S. dollars

Operating Expenses

Consolidated operating expenses as a percentage of total revenues decreased to 30.6% in 2008 from 31.6% in 2007 as a result of higher revenue growth that compensated for higher operating expenses. Operating expenses in absolute terms increased 16.0% year-over-year mainly as a result of salary increases in excess of inflation in some of the countries in which we operate and higher operating expenses in the Mercosur division, including the consolidation of REMIL, that were partially offset by lower marketing investment in some of our operations.

Income from Operations

Our consolidated operating income increased 19.2% to Ps. 13,695 million in 2008, as compared to 2007. Our Mercosur and Latincentro divisions each accounted for more than 40% of this growth. Our operating margin remained almost flat at 16.5% in 2008 compared to 16.6% in 2007.

Integral Result of Financing

Our integral result of financing in 2008 recorded an expense of Ps. 3,552 million as compared to Ps. 345 million in 2007, mainly due to a foreign exchange loss driven by the devaluation of the Mexican peso as applied to our U.S. dollar-denominated debt and a less favorable monetary position resulting from the discontinuation of inflationary accounting in 2008 for our subsidiaries in Mexico, Guatemala, Panama, Colombia and Brazil.

Other Expenses, Net

During 2008, we recorded Ps. 1,831 million in the other expenses line. These expenses were mainly composed of (i) the write off of some fixed assets related to the closing of two of our production facilities in Mexico, (ii) the loss on sale of some fixed assets and (iii) employee profit sharing recorded in the other expenses line, in accordance with the Mexican Financial Reporting Standards.

Taxes

Taxes decreased to Ps. 2,486 million in 2008 from Ps. 3,336 million in 2007. During 2008, taxes as a percentage of income before taxes were 29.9% as compared to 32.0% in 2007. The effective tax rate in 2008 was lower than the one of 2007, as a result of the additional provisions recorded last year in some of our operations.

Net Income

Our consolidated majority net income was Ps. 5,598 million in 2008, a decrease of 19.0% compared to 2007, mainly reflecting the depreciation of the Mexican peso as applied to our U.S. dollar-denominated debt. EPS was Ps. 3.03 (Ps. 30.32 per ADR) in 2008, computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

Balance Sheet

As of December 31, 2008, we had a cash balance of Ps. 6,192 million (including US$ 209 million in US dollar-currency), a decrease of Ps. 1,350 million compared to December 31, 2007, mainly as a result of cash used in the acquisitions of REMIL and Agua De Los Angeles.

As of December 31, 2008, total short-term debt was Ps. 6,119 million and long-term debt was Ps. 12,455 million. Total debt decreased Ps. 342 million compared with year end 2007 mainly as a result of the maturities of our "Certificados Bursátiles" in April and July 2008. Net debt increased Ps. 1,008 million compared to year end 2007, mainly as a result of cash used in the REMIL and Agua De Los Angeles acquisition. Our total debt balance includes U.S. dollar-denominated debt in the amount of US$ 712 million[1].

On January 29, 2009, Coca-Cola FEMSA successfully issued Ps. 2,000 million in 1.1 year "Certificados Bursátiles" at a yield of 28-day TIIE plus 80 basis points.

As of the end of February, 2009 our cash balance was Ps. 8,865 million including US$ 375 million in US dollar-currency and the proceeds of the bond offering made on January 29, 2009. These funds, in addition to the cash generation during the year, are sufficient to meet our maturities coming due in July of 2009, as well as other operating needs.

The maturities due in 2009 include, mainly, the Yankee bond inherited with the acquisition of Panamco and the "Certificado Bursátil" KOF 03-6 maturing July 10, 2009.

The weighted average cost of debt for the year was 7.66%. The following charts sets forth our debt profile by currency and interest rate type as of December 31, 2008:

Currency	% Total Debt[1]	% Interest Rate Floating[1] [2]
Mexican pesos	34.6%	79.8%
U.S. dollars	50.3%	64.6%
Colombian pesos	8.9%	100.0%
Venezuelan bolivars	1.9%	0.0%
Argentine pesos	4.3%	47.5%

[1] After giving effect to cross-currency swaps and interest rate swaps.
[2] Calculated by weighting each year's outstanding debt balance mix.

Consolidated Results of Operations by Geographic Segment

Mexico

Total Revenues. Total revenues from our Mexico division increased 3.8% to Ps. 33,799 million in 2008, as compared to the previous year. Incremental volumes accounted for the majority of incremental revenues during the year. Average price per unit case increased to Ps. 29.30, a 0.4% increase, as compared to 2007, reflecting higher average prices per unit case from our growing still beverage portfolio that were partially offset by lower average prices per unit case in flavored sparkling beverages and higher volumes of the *Coca-Cola* brand in multiserve presentations. Excluding bulk water under the *Ciel* and *Agua De Los Angeles* brands, our average price per unit case was Ps. 34.39, a 1.2% increase as compared to 2007.

Total sales volume increased 3.5% to 1,149.0 million unit cases in 2008, as compared to 1,110.4 million unit cases in 2007, resulting from three times the incremental volumes compared to 2007 in the still beverage category, driven by the Jugos del Valle product line and more than 8% volume growth in our bottled water business, including bulk water. In the sparkling beverage category, incremental volumes of the *Coca-Cola* brand partially compensated for a flavored sparkling beverages decline.

Operating Income. Our gross profit increased 1.8% to Ps. 17,315 million in 2008 as compared to 2007. Cost of goods sold increased 6.0% as a result of lower profitability from the Jugos del Valle line of business, as expected in 2008, and the second stage of the scheduled increase in concentrate prices from The Coca-Cola Company, that offset lower year-over-year sweetener costs. Gross margin decreased from 52.2% in 2007 to 51.2% in 2008.

Operating income increased 4.3% to Ps. 6,715 million in 2008, compared to Ps. 6,439 million in 2007, as a result of revenue growth and stable operating expenses, which more than compensated for higher cost of goods sold. Our operating margin was 19.9% in 2008, an increase of 10 basis points as compared to 2007.

Latincentro

Total Revenues. Total revenues reached Ps. 27,973 million in 2008, an increase of 30.0% as compared to 2007. Higher average price per unit case accounted for more than 80% of incremental revenues during the year. Average price per unit case reached Ps. 52.00 in 2008, representing a 29.4% increase as compared to 2007. Although the Mexican peso depreciated against the US dollar, other currencies in our Latincentro division depreciated less, leading to a positive exchange rate translation effect that represented more than 15% of incremental revenues in the division and volume growth represented the balance. Excluding this translation effect, our Latincentro division revenues would have increased 25.3%.

Total sales volume in our Latincentro division increased 0.4% to 537.2 million unit cases in 2008, as compared to the previous year. The introduction of the Jugos del Valle line of business in Colombia and Central America, in combination with increases in sparkling beverages across Central America, offset a volume decline in Venezuela due to operating disruptions that we faced during the year.

Operating Income. Gross profit reached Ps. 12,351 million, an increase of 27.6% in 2008, as compared to 2007. Cost of goods sold increased 31.9% mainly driven by higher PET costs in combination with the depreciation of some local currencies as applied to our U.S. dollar-denominated packaging costs and higher sweetener costs in Venezuela and Central America. Gross margin decreased from 45.0% in 2007 to 44.2% in 2008, a decrease of 80 basis points.

Our operating income increased 35.4% to Ps. 3,659 million in 2008, compared to the previous year, as a result of higher revenues combined with lower marketing expenses in Colombia and Central America, which partially compensated for higher labor costs in Venezuela. Our operating margin reached 13.1% in 2008, resulting in a 50 basis points expansion as compared to 2007.

Mercosur

Total Revenues. Total revenues increased 39.7% to Ps. 21,204 million in 2008, as compared to 2007. Excluding beer, which accounted for Ps. 1,881 million during the year, total revenues increased 38.4% to Ps. 19,323 million, compared to 2007. The acquisition of REMIL accounted for close to 55% of this growth and higher average prices per unit case and volume growth accounted for the balance.

Sales volume, excluding beer, increased 17.1% to 556.6 million unit cases in 2008, as compared to 2007, mainly driven by the acquisition of REMIL. Sales volume, excluding REMIL and beer, increased 3.1% to reach 490.4 million unit cases. Sparkling beverages volume growth accounted for almost 80% of these incremental volumes, mainly driven by the *Coca-Cola* brand and the strong performance of *Coca-Cola Zero*; bottled water in Brazil and still beverages in Argentina provided the balance.

Operating Income. In 2008, our gross profit increased 40.8% to Ps. 9,415 million, as compared to the previous year. Cost of goods sold increased 38.9%, driven by the devaluation of local currencies as applied to our U.S. dollar-denominated raw material cost combined with higher sweetener costs in Brazil, as compared to the last year. Our Mercosur division's gross margin increased 30 basis points to 44.4% in 2008.

Operating income increased 41.6%, reaching Ps. 3,321 million in 2008, as compared to Ps. 2,345 million in 2007. Operating leverage achieved by higher revenues more than compensated for (i) higher expenses related to expansion in our cooler coverage, (ii) the renewal of our distribution fleet in Brazil, in order to comply with new traffic regulations in the city of São Paulo, and (iii) higher labor and freight costs in Argentina. Our operating margin was 15.7% in 2008, an increase of 20 basis points as compared to 2007.

Corporate Governance.

Coca-Cola FEMSA prides itself on its standards of corporate governance and the quality of its disclosures. We are among the leaders in compliance of the Best Corporate Practices Code established by the Mexican Entrepreneurial Counsel. In our new operations, we have applied the same strict standards and will continue to do so. We believe that the independence of our directors provides an invaluable contribution to the decision-making process in our corporation and to shareholder value protection.

On our website, www.coca-colafemsa.com, we maintain a list of the significant ways in which our corporate governance practices ruled under Mexican regulations differ from those followed by US companies under New York Stock Exchange listing standards.

Environmental Statement.

Coca-Cola FEMSA is dedicated to the principles of sustainable development. While the Company's environmental impact is small, Coca-Cola FEMSA is committed to managing that impact in a positive manner. Compliance, waste minimization, pollution prevention and continuous improvement are hallmarks of the Company's environmental management system. The Company has achieved significant progress in areas such as recovery and recycling, water and energy conservation and wastewater quality. These efforts simultaneously help Coca-Cola FEMSA to protect the environment and to advance its business.

Management's Responsibility for Internal Control.

The management of Coca-Cola FEMSA is responsible for the preparation and integrity of the accompanying consolidated financial statements and for maintaining a system of internal control. These checks and balances serve to provide reasonable assurance to shareholders, to the financial community, and to other interested parties that transactions are executed in accordance with management authorization, that accounting records are reliable as a basis for the preparation of the consolidated financial statements, and that assets are safeguarded against loss from unauthorized use or disposition.

In fulfilling its responsibilities for the integrity of financial information, management maintains and relies on the Company's system of internal control. This system is based on an organizational structure that efficiently delegates responsibilities and ensures the selection and training of qualified personnel. In addition, it includes policies, which are communicated to all personnel through appropriate channels. This system of internal control is supported by an ongoing internal audit function that reports its findings to management throughout the year. Management believes that to date, the internal control system of the Company has provided reasonable assurance that material errors or irregularities have been prevented or detected and corrected within a timely period.

AUDIT COMMITTEE

Annual Report

To the Board of Directors of Coca Cola FEMSA, S.A.B. de C.V.:

In compliance with the provisions of Articles 42 and 43 of the Stock Exchange Market Law (Ley del Mercado de Valores) and the Charter of the Audits Committee, we do hereby inform you about the activities we performed during the year ending on December 31, 2008. In performing our work, we kept in mind the recommendations established in the Code of Corporate Best Practices and the provisions set forth in the Sarbanes-Oxley Act, considering our Company is listed in the U.S. Stock Exchange Market. We met at least quarterly and, based on a work program, we carried out the activities described below:

INTERNAL CONTROL

We made sure that Management, in compliance with its responsibilities regarding internal control, established the general guidelines and the processes necessary for their application and compliance. Additionally, we followed up on the comments and remarks made in this regard by External Auditors as a result of their findings.

We validated the actions taken by the Company in order to comply with section 404 of the Sarbanes-Oxley Act regarding the self-assessment of internal control performed by the Company and to be reported for year 2008. Throughout this process, we followed up on the preventive and corrective measures implemented for any internal control aspects requiring improvement.

RISK ASSESSMENT

We periodically evaluated the effectiveness of the Company Risk Management System, established for its identification, recording, measurement, assessment and administration, considering it appropriate.

We reviewed with Management and both External and Internal Auditors, the key risk factors that could adversely affect the Company's operations and patrimony, and particularly for its insurance management plan, we requested the support and opinion from independent experts, concluding that the major operative risks have been appropriately defined and contemplated in the existing insurance contracts and plans.

EXTERNAL AUDITING

Continuing with the corporate governance best practices of the Company, we recommended the Board of Directors the rotation of Coca-Cola FEMSA and subsidiaries's independent auditor for the fiscal year 2008. For this purpose, we verified their independence and their compliance with the requirements established in the Law. Jointly, we analyzed their approach and work program as well as their coordination with the Internal Audit area.

We remained in constant and direct communication in order to keep abreast of their progress and their remarks, and also to note the comments arising from their review of quarterly and annual financial statements. We were timely informed on their conclusions and reports regarding annual financial statements and followed up on the committed actions implemented resulting from the findings and recommendations provided during their work program.

We authorized the fees paid to external auditors for their audit and other allowed services, and made sure such services would not compromise their independence from the Company.

Taking into account Management views, we initiated the evaluation process corresponding to the fiscal year 2008.

INTERNAL AUDITING

In order to maintain independence and objectiveness, the Internal Audit area reports functionally to the Audit Committee. Therefore:

We reviewed and approved, in due time, their annual activity program and budget.

We received periodical reports regarding the progress of the approved work program, the departures from it they may have had and the causes thereof.

We followed up on the remarks and suggestions they issued and their proper implementation.

We made sure an annual training plan was implemented.

We reviewed the evaluations of the Internal Audit service done by the business units' responsibles and the Audit Committee.

The Internal Audit area also took part in the process of identifying risks, establishing controls and testing them, so as to comply with the requirements of Sarbanes - Oxley Law.

FINANCIAL INFORMATION, ACCOUNTING POLICIES AND REPORTS TO THIRD PARTIES

We went over corporate quarterly and annual financial statements with the individuals responsible for their preparation and recommended the Board of Directors to approve them and authorize their publication. As a part of this process, we took into account the opinions and remarks from external auditors and made sure the criteria, accounting policies and information used by Management to prepare financial information were all adequate and sufficient and that they were applied consistently with the previous year. As a consequence, the information submitted by Management does reasonably reflect the Company's financial situation, its operating results and the changes in its financial situation for the year ending on December 31, 2008.

We also reviewed the quarterly reports prepared by Management to be submitted to shareholders and broad public, verifying that such information was prepared through use of the same accounting criteria used to prepare annual information. As a conclusion, we recommend the Board to authorize the publication thereof.

Our review also included the reports as well as any other financial information required by Mexican and United States regulatory authorities.

We approved the inclusion of new accounting procedures issued by the entities in charge of Mexican accounting standards that came into force in 2008, into corporate accounting policies.

COMPLIANCE WITH STANDARDS, LEGAL ISSUES AND CONTINGENCIES

We do hereby confirm the existence and reliability of the Company-established controls to ensure compliance with the various legal provisions applicable to the Company. We verified they were properly disclosed in financial information.

We made a periodical review of the various fiscal, legal and labor contingencies occurring in the Company. We oversaw the efficiency of the procedures established for their identification and follow-up, as well as their adequate disclosure and recording.

CODE OF CONDUCT

With the support from Internal Auditing, we verified personnel's compliance of the Business Code of Ethics that is currently in force within the Company, the existence of adequate processes for update it and its diffusion to the employees, as well as the application of sanctions in those cases where violations were detected.

We went over the complaints recorded in the Company's Whistle-Blowing System and followed up on their correct and timely handling.

ADMINISTRATIVE ACTIVITIES

We held regular Committee meetings with Management to stay informed of the running of the Company and of any relevant or unusual activities and events. We also met with external and internal auditors, without Management members' attendance, to comment on the way they were doing their work, the constraints they might have met and to facilitate any private communication they might wish to have with the Committee.

In those cases we deemed it advisable, we requested the support and opinion from independent experts. We did not know of any significant non-compliance with operating policies, internal control system or accounting recording policies.

We held executive meetings that were solely attended by Committee members. In the course of such meetings, agreements and recommendations for Management were established.

The Audit Committee Chairman submitted quarterly reports to the Board of Directors, on the activities carried out.

We reviewed the Audit Committee Charter and made the amendments that we esteemed pertinent in order to maintaining it updated, subjecting them to the Board of Directors for their approval.

The work performed was duly documented in the minutes prepared for each meeting. Such minutes were properly reviewed and approved by Committee members.

We carried out our annual performance self-assessment and submitted the results to the Chairman of the Board of Directors.

Sincerely,

Chairman of the Audit Committee
February 24, 2009

Report

ERNST & YOUNG

To the Board of Directors and Stockholders of Coca-Cola FEMSA, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheet of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries as of December 31, 2008, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for the year ended December 31, 2007 and 2006 were audited by other auditors whose report dated February 20, 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries at December 31, 2008, and the consolidated results of their operations, changes in stockholders' equity and consolidated cash flows, for the year then ended, in conformity with Mexican Financial Reporting Standards.

As mentioned in Note 2a) to the accompanying financial statements, as of January 1, 2008, the Company adopted Mexican Financial Reporting Standard B-2, Statement of Cash Flows. The application of this standard is prospective and therefore, the statement of cash flows is not comparable to the statements of changes in financial position. The Company also adopted the new Mexican Financial Reporting Standards that came into effect in 2008 and which are described in Note 2 to the accompanying financial statements.

Mancera, S.C.
A Member Practice of Ernst & Young Global

Oscar Aguirre Hernandez
Mexico City,
March 2, 2009

CONSOLIDATED

Balance Sheets

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
Mexico City, Mexico
At December 31, 2008 and 2007. Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	2008		2007
ASSETS			
Current Assets:			
Cash and cash equivalents	$ 448	Ps. 6,192	Ps. 7,542
Accounts receivable, net (Note 6)	378	5,240	4,706
Inventories, net (Note 7)	312	4,313	3,418
Recoverable taxes	68	942	450
Investment in shares available for sale (Note 5)	–	–	684
Other current assets (Note 8)	94	1,305	661
Total current assets	1,300	17,992	17,461
Non-current Assets:			
Investments in shares (Note 9)	130	1,797	1,476
Property, plant and equipment, net (Note 10)	2,036	28,159	23,633
Intangible assets, net (Note 11)	3,431	47,453	42,458
Deferred taxes asset (Note 23)	90	1,246	1,255
Other assets, net (Note 12)	95	1,311	895
Total non-current assets	5,782	79,966	69,717
TOTAL ASSETS	**$ 7,082**	**Ps. 97,958**	**Ps. 87,178**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities:			
Bank loans and notes payable (Note 17)	$ 145	Ps. 2,003	Ps. 1,062
Current portion of long-term debt (Note 17)	298	4,116	3,752
Interest payable	19	267	274
Suppliers	563	7,790	6,100
Accounts payable	238	3,288	2,658
Taxes payable	136	1,877	1,861
Other current liabilities	144	1,992	603
Total current liabilities	1,543	21,333	16,310
Long-Term Liabilities:			
Bank loans and notes payable (Note 17)	900	12,455	14,102
Labor obligations (Note 15)	68	936	993
Deferred taxes liability (Note 23)	121	1,680	1,480
Contingencies (Note 24)	150	2,076	1,784
Other liabilities	135	1,862	1,728
Total long-term liabilities	1,374	19,009	20,087
Total liabilities	2,917	40,342	36,397
Stockholders' Equity (Note 21):			
Majority interest:			
Capital stock	225	3,116	3,116
Additional paid-in capital	956	13,220	13,333
Retained earnings from prior years	2,453	33,935	27,930
Net income	405	5,598	6,908
Accumulated other comprehensive income (loss)	3	44	(2,147)
Majority interest	4,042	55,913	49,140
Minority interest in consolidated subsidiaries (Note 20)	123	1,703	1,641
Total stockholders' equity	4,165	57,616	50,781
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 7,082**	**Ps. 97,958**	**Ps. 87,178**

Carlos Salazar Lomelin
Chief Executive Officer

Hector Treviño Gutierrez
Chief Financial Officer

The accompanying notes are an integral part of these consolidated balance sheets.
Mexico City, Mexico, February 24, 2009.

CONSOLIDATED

Income Statements

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
Mexico City, Mexico
For the years ended December 31, 2008, 2007 and 2006. Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.), except for data per share.

	2008		2007	2006
Net sales	$ 5,962	Ps. 82,468	Ps. 68,969	Ps. 63,820
Other operating revenues	36	508	282	226
Total revenues	5,998	82,976	69,251	64,046
Cost of sales	3,173	43,895	35,876	33,740
Gross profit	2,825	39,081	33,375	30,306
Operating expenses:				
Administrative	296	4,095	3,729	3,518
Selling	1,539	21,291	18,160	16,495
	1,835	25,386	21,889	20,013
Income from operations	990	13,695	11,486	10,293
Other expenses, net (Note 18)	(132)	(1,831)	(702)	(1,046)
Comprehensive financing result:				
Interest expense	(160)	(2,207)	(2,178)	(2,294)
Interest income	31	433	613	383
Foreign exchange (loss) gain, net	(107)	(1,477)	99	(237)
Gain on monetary position, net	48	658	1,007	1,071
Fair value (loss) gain on derivative financial instruments	(69)	(959)	114	(118)
Comprehensive financing result	(257)	(3,552)	(345)	(1,195)
Income before income taxes	601	8,312	10,439	8,052
Income taxes (Note 23)	179	2,486	3,336	2,555
Consolidated net income	$ 422	Ps. 5,826	Ps. 7,103	Ps. 5,497
Net majority income	405	5,598	6,908	5,292
Net minority income	17	228	195	205
Consolidated net income	$ 422	Ps. 5,826	Ps. 7,103	Ps. 5,497
Net majority income per share (U.S. dollars and Mexican pesos):	$ 0.23	Ps. 3.03	Ps. 3.74	Ps. 2.86

The accompanying notes are an integral part of these consolidated income statements.

CONSOLIDATED STATEMENT OF

Cash Flows

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
Mexico City, Mexico
For the year ended December 31, 2008. Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	2008	
CASH FLOWS DERIVED FROM (USED IN) OPERATING ACTIVITIES:		
Income before income taxes	$ 601	Ps. 8,312
Adjustments regarding investing activities		
Depreciation, including breakage	219	3,022
Amortization	17	240
Loss on sale of property, plant and equipment	12	70
Idle assets	27	372
Interest income	(31)	(433)
Non-cash operating expenses	11	159
Other	39	537
Adjustments regarding financing activities		
Interest expense	150	2,080
Foreign exchange loss, net	107	1,477
Gain on monetary position, net	(48)	(658)
Fair value loss on of derivative financial instruments	70	61
	1,174	16,239
Decrease in accounts receivable	(13)	(179)
Decrease in inventories	(35)	(486)
Increase in other assets	39	542
Increase in suppliers and other account payables	59	812
Decrease in other liabilities	(19)	(263)
Decrease in labor obligations	(12)	(167)
Income taxes paid	(262)	(3,618)
Net cash flows derived from operating activities	1,931	12,880
CASH FLOWS (USED IN) DERIVED FROM INVESTMENT ACTIVITIES:		
Minas Gerais Ltda. ("REMIL") acquisition (Note 5)	(263)	(3,633)
Acquisition of minority interest (Note 5)	(16)	(223)
Agua de los Angeles acquisition (Note 5)	(15)	(206)
Interest received	31	433
Property, plant and equipment investment	(280)	(3,878)
Recovery from property, plant and equipment sale	39	532
Other assets	38	521
Purchase of Bottles and cases	(53)	(730)
Intangible assets and deferred charges	(78)	(1,079)
Net cash flows used in investing activities	(597)	(8,263)
Net cash flows available by financing activities	334	4,617
CASH FLOWS DERIVED FROM (USED IN) FINANCING ACTIVITIES		
Resources from bank loans	312	4,319
Bank loans payments	(445)	(6,161)
Interest paid	(151)	(2,087)
Dividends declared and paid	(68)	(945)
Other liabilities payments	(12)	(164)
Net cash flows used in financing activities	(364)	(5,038)
Net decrease in cash and cash equivalents	(30)	(421)
Translation effect	(39)	(538)
Cash and cash equivalents at beginning of year	545	7,542
Restricted cash at beginning of year	(17)	(238)
Net cash and cash equivalents at beginning of year	528	7,304
Change in restricted cash of the year	(11)	(153)
Net cash and cash equivalents at end year	$ 448	Ps. 6,192

The accompanying notes are an integral part of this consolidated statement of cash flows.

CONSOLIDATED STATEMENTS OF CHANGES IN

Financial Position

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
Mexico City, Mexico
For the years ended December 31, 2007 and 2006.

	2007	2006
RESOURCES GENERATED BY (USED IN) OPERATING ACTIVITIES:		
Consolidated net income	Ps. 7,103	Ps. 5,497
Depreciation	2,586	2,623
Amortization and other non-cash charges	747	1,275
	10,436	9,395
Working capital:		
Accounts receivable	(1,653)	25
Inventories	(677)	(576)
Recoverable taxes and other current assets	169	(165)
Investment in shares available for sale	(684)	-
Suppliers	334	306
Accounts payable and other current liabilities	1,145	462
Labor obligations	(109)	(96)
Net resources generated by operating activities	8,961	9,351
RESOURCES USED IN INVESTING ACTIVITIES:		
Property, plant and equipment	(2,872)	(2,266)
Investment in shares	(1,070)	(490)
Other assets, net	(810)	(597)
Net resources used in investing activities	(4,752)	(3,353)
RESOURCES USED IN FINANCING ACTIVITIES:		
Bank loans paid, net	(328)	(893)
Amortization in real terms of long-term liabilities	(974)	(843)
Other liabilities	633	(821)
Dividends declared and paid	(831)	(743)
Cumulative translation adjustment	(241)	(212)
Net resources used in financing activities	(1,741)	(3,512)
Cash and cash equivalents:		
Net increase	2,468	2,486
Initial balance	5,074	2,588
Ending balance	Ps. 7,542	Ps. 5,074

The accompanying notes are an integral part of these consolidated statements of changes in financial position.

CONSOLIDATED STATEMENTS OF CHANGES IN

Stockholders' Equity

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
Mexico City, Mexico
For the years ended December 31, 2008, 2007 and 2006. Amounts expressed in millions of Mexican pesos (Ps.).

	Capital Stock	Additional Paid-in Capital	Retained Earnings from Prior Years
Balances at December 31, 2005	**Ps. 3,116**	**Ps. 13,333**	**Ps. 19,317**
Transfer of prior year net income	-	-	4,895
Dividends declared and paid	-	-	(743)
Comprehensive income	-	-	-
Balances at December 31, 2006	**3,116**	**13,333**	**23,469**
Transfer of prior year net income	-	-	5,292
Dividends declared and paid	-	-	(831)
Comprehensive income	-	-	-
Balances at December 31, 2007	**3,116**	**13,333**	**27,930**
Transfer of prior year net income	-	-	6,908
Change in accounting principle from the standard NIFM B-10 (Note 2b)	-	-	42
Effect of the implementation of standard NIFM D-3 (Note 2d)	-	-	-
Dividends declared and paid	-	-	(945)
Acquisition of minority interest [1]	-	(113)	-
Comprehensive income	-	-	-
Balances at December 31, 2008	**Ps. 3,116**	**Ps. 13,220**	**Ps. 33,935**

[1] Industria Nacional de Gaseosas, S.A. and Panamco Bajío.

The accompanying notes are an integral part of these consolidated statements of changes in stockholders' equity.

Net Income	Accumulated Other Comprehensive Income (Loss)	Majority Interest	Minority Interest in Consolidated Subsidiaries	Total Stockholders' Equity
Ps. 4,895	**Ps. (2,631)**	**Ps. 38,030**	**Ps. 1,299**	**Ps. 39,329**
(4,895)	-	-	-	-
-	-	(743)	-	(743)
5,292	401	5,693	176	5,869
5,292	**(2,230)**	**42,980**	**1,475**	**44,455**
(5,292)	-	-	-	-
-	-	(831)	-	(831)
6,908	83	6,991	166	7,157
6,908	**(2,147)**	**49,140**	**1,641**	**50,781**
(6,908)	-	-	-	-
-	(42)	-	-	-
-	98	98	-	98
-	-	(945)	-	(945)
-	-	(113)	(110)	(223)
5,598	2,135	7,733	172	7,905
Ps. 5,598	**Ps. 44**	**Ps. 55,913**	**Ps. 1,703**	**Ps. 57,616**

Financial Statements

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
For the years ended December 31, 2008, 2007 and 2006.
Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.). Except for data per share.

1. Activities of the Company.

Coca-Cola FEMSA, S.A.B. de C.V. (" Coca-Cola FEMSA") is a Mexican corporation, whose main activity is the acquisition, holding and transferring all of types of bonds, capital stock, shares and marketable securities.

Coca-Cola FEMSA is indirectly owned by Fomento Económico Mexicano, S.A.B. de C.V. ("FEMSA") (53.7% of its capital stock, 63% of its voting shares) and The Coca-Cola Company ("TCCC") which indirectly owns 31.6% of its capital stock (37% of the voting shares). The remaining 14.7% of Coca-Cola FEMSA's shares trade on the Bolsa Mexicana de Valores, S.A. de C.V. (BMV:KOFL) and the New York Stock Exchange, Inc. (NYSE: KOF).

On November 6, 2006, Coca-Cola FEMSA announced the conclusion of the acquisition on the part of FEMSA, through its subsidiary Compañía Internacional de Bebidas S.A. de C.V., of 148,000,000 Series "D" shares of Coca-Cola FEMSA from certain subsidiaries of TCCC that represent 8.02% of Coca-Cola FEMSA's capital stock, at a cost of $2.888 per share, for a total of $427.4. The purchase of these shares was completed on November 3, 2006, in compliance with the agreement between FEMSA and TCCC related to the acquisition of Panamerican Beverages, Inc. ("Panamco") by Coca-Cola FEMSA in 2003. Subsequent to this transaction, the capital structure of Coca-Cola FEMSA is as mentioned above. This transaction does not represent any change in the control or management of Coca-Cola FEMSA.

Coca-Cola FEMSA and its subsidiaries (the "Company"), as an economic unit, are engaged in the production, distribution and marketing of certain Coca-Cola trade beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela, Brazil and Argentina.

As of December 31, 2008 and 2007, major Companies over which we exercise control are:

Company	Activity	Country	Ownership Percentage 2008	Ownership Percentage 2007
Propimex, S.A. de C.V.	Manufacturing and Distribution	Mexico	100.00%	100.00%
Controladora Interamericana de Bebidas, S.A. de C.V.	Holding	Mexico	100.00%	100.00%
Administracion y Asesoria Integral, S.A. de C.V.	Holding	Mexico	100.00%	100.00%
Refrescos Latinoamericanos, S.A. de C.V.	Holding	Mexico	100.00%	100.00%
Panamco Mexico, S.A. de C.V.	Manufacturing	Mexico	96.65%	99.24%
Kristine Oversease, S.A. de C.V.	Holding	Mexico	83.11%	83.11%
Dixer Distribuidora de Bebidas, S.A.	Holding	Brazil	100.00%	100.00%
Spal Industria Brasileira de Bebidas, S.A.	Manufacturing and Distribution	Brazil	97.95%	97.95%

2. Basis of Presentation.

The consolidated financial statements include the financial statements of Coca-Cola FEMSA and those companies in which it directly or indirectly owns a majority of the outstanding voting capital stock and/or exercises control. All the balances and transactions with the companies that are part of these consolidated financial statements have been eliminated.

The accompanying consolidated financial statements were prepared in accordance with "Normas de Informacion Financiera Mexicanas" (Mexican Financial Reporting Standards or "Mexican FRS"), individually referred to as "NIFs," and are stated in millions of Mexican pesos ("Ps."). The translation of Mexican pesos into U.S. dollars ("$") is included solely for the convenience of the reader, using the noon buying exchange rate published by the Federal Reserve Bank of New York of Ps. 13.8320 per U.S. dollar as of December 31, 2008.

The presentation of the accompanying consolidated income statements as of December 31, 2008, 2007 and 2006 is in accordance with the general criteria established in the NIF B-3 "Income Statement," and in the Interpretation of the NIF 4 "Presentation of the Employee Profit Sharing in the Income Statement"; both rules are in effect since January 1, 2007 (which reclassified the Employee Profit Sharing (PTU) to "other expenses"). NIF B-3 does not require the inclusion of the income from operations line in the consolidated income statement; however, it has been included for a better understanding of the Company's financial and economical performance. The Company classifies its costs and expenses as function in the income statement, in order to attend the industry's practices where the Company operates.

Figures presented as of December 31, 2007 and 2006, have been restated as of December 31, 2007, which is the date of the last recognition of the effects of inflation in the financial information.

The results of operations of businesses acquired by Coca-Cola FEMSA are included in the consolidated financial statements as of the date of acquisition, date on which the Company had control of the business, without restrictions. As a result of the acquisitions (Note 5), the consolidated financial statements are not comparable to the figures presented in prior years.

On February 24, 2009, the Board of Directors of Coca-Cola FEMSA unanimously approved the issuance of the accompanying consolidated financial statements and these notes. These financial statements must be approved at a later date by the Shareholders' Meeting. The Shareholders' Meeting has the authority to modify the Company's financial statements.

On January 1, 2008, several rules of financial information applicable to Mexico came into effect, and they impact the recording and the presentation of financial information. Such changes and their application in the consolidated financial statements are described as follows:

A) NIF B-2, "Statement of Cash Flow":

In 2008, the Company adopted NIF B-2 "Statement of Cash Flows". As established in NIF B-2, the Consolidated Statement of Cash Flows is presented as part of these financial statements as of the end of December 31, 2008. For the years ended December 31, 2007 and 2006, NIF B-2 requires the Consolidated Statements of Changes in Financial Position which are not comparable to the Consolidated Statement of Cash Flows. The adoption of NIF B-2 also resulted in several complementary disclosures not previously required.

In the present Consolidated Financial Statements, the Consolidated Statement of Cash Flows is included as of December 31, 2008, instead of the Consolidated Statements of Changes in Financial Position. In addition, several complementary disclosures are included in accordance with NIF B-2. The changes stipulated by NIF B-2 are prospective, as a result the Consolidated Statement of Changes in Financial Position as of the end of December 31, 2007 and 2006 are included, which is not comparable with the Consolidated Statement of Cash Flows.

B) NIF B-10, "Effects of Inflation":

In 2008, the Company adopted NIF B-10 "Effects of Inflation". Before to 2008, the Company restated prior years financial statements to reflect the impact of current period inflation for comparability purposes.

NIF B-10 establishes two types of inflationary environments: a) inflationary economic environment; this is when cumulative inflation of the three preceding years is 26% or more, in such case, inflation effects should be recognized in the financial statements by applying the integral method as described in NIF B-10. The restatement effects in inflationary economic environments are made as of the period in which the environment becomes inflationary; and b) non-inflationary economic environment when cumulative inflation of three preceding years is less than 26%, in such case, no inflationary effects should be recognized in the financial statements, keeping the recognized restatement effects until the last period in which the inflationary accounting was applied.

As of December 31, 2008, the operations of the Company are classified considering the cumulative inflation of the three preceding years:

	Cumulative Inflation 2005-2007	Economic Environment
Mexico	11.6%	Non-inflationary
Guatemala	24.6%	Non-inflationary
Colombia	16.0%	Non-inflationary
Brazil	13.5%	Non-inflationary
Panama	12.3%	Non-inflationary
Venezuela	63.8%	Inflationary
Nicaragua	39.9%	Inflationary
Costa Rica	38.3%	Inflationary
Argentina	33.8%	Inflationary

In order to reverse the effects of inflationary accounting, NIF B-10 establishes that the results of holding non-monetary assets (RETANM) of previous periods should be reclassified in retained earnings. On January 1, 2008, the amount of RETANM reclassified in retained earnings was Ps. 42 (see Consolidated Statements of Changes in Stockholders' Equity).

Through December 31, 2007, the Company accounted for inventories at replacement cost. As a result of NIF B-10 adoption, beginning in 2008, the Company carries out the inventories valuation based on valuation methods described in Bulletin C-4 "Inventories". Inventories from entities that operate in inflationary environments are restated using inflation factors. The effect on the consolidated income statement of the change in accounting for inventory was an increase in cost of sales of Ps. 350 for the year ended December 31, 2008.

In addition, NIF B-10 eliminates the restatement of imported equipment by applying the inflation factors and exchange rate of the country where the asset was purchased. Beginning in 2008, these assets are recorded using the exchange rate of the acquisition date and in addition for those entities that operate in inflationary environments should restate using the inflation factors of the country where the asset was acquired. This change in methodology did not have a material effect on the Company's consolidated financial position.

C) NIF B-15, "Translation of Foreign Currencies":

NIF B-15 incorporates the concepts of recording currency, functional currency and reporting currency, and establishes the methodology to translate financial information of a foreign entity, based on those terms. Additionally, this rule is aligned with NIF B-10, which defines translation procedures of financial information from subsidiaries that operate in inflationary and non-inflationary environments. Prior to the application of this rule, the translation of the financial information of foreign subsidiaries was carried out according to the inflationary environments methodology (Note 3). The implementation of NIF B-15 is prospective, therefore, the financial statements of prior years have not been adjusted. The adoption of this pronouncement did not impact significantly the Company's consolidated financial position.

As of December 31, 2008 the exchange rates used in each country for the translation of the financial statements from the local currency to the Mexican peso are as follows:

	Average exchange rate for 2008	Year-end exchange rate as of December 31,2008
Guatemala	**1.47**	**1.74**
Costa Rica	**0.02**	**0.02**
Panama	**11.09**	**13.54**
Colombia	**0.01**	**0.01**
Nicaragua	**0.57**	**0.68**
Argentina	**3.50**	**3.92**
Venezuela	**5.20**	**6.30**
Brazil	**6.11**	**5.79**

The changes in the translation effect of foreign entities, net of deferred taxes, during 2008 are as follows:

		2008
Initial balance	Ps.	(2,101)
Translation effect of foreign subsidiaries		2,191
Currency fluctuation and net monetary position result of affiliated balances considered as long term investments		76
Translation effect in income statement		(48)
Ending balance	Ps.	118

D) NIF D-3, "Employee Benefits":

The Company adopted NIF D-3 in 2008, which eliminates recognition of the additional liability that resulted from the difference between the defined-benefit obligation and the net projected liability. On January 1, 2008, the additional liability canceled amounted to Ps. 421, from which Ps. 277 corresponds to the intangible asset and Ps. 98 to the cumulative other comprehensive income (loss), net from its deferred tax of Ps. 45.

Through 2007, the labor costs of past services of severance indemnities and pension and retirement plans were amortized within the remaining working lifetime of employees. Beginning in 2008, NIF D-3 establishes a maximum five-year period to amortize the initial balance of the labor costs of past services of pension and retirement plans and the same amortization period for the labor cost of past service of severance indemnities.

As of December 31, 2008, 2007 and 2006, labor costs of past services amounted to Ps. (3), Ps.11 and Ps. 3, respectively and were recorded within the operating income.

Through 2007, actuarial gains and losses of severance indemnities were amortized during the personnel average labor life. Beginning in 2008, actuarial gains and losses of severance indemnities are registered in the operating income of the year they were generated. The balance of unrecognized actuarial gains and losses as of January 1, 2008 were recorded in "Other Expenses" caption and amounted to Ps. 137 (Note 18).

3. Foreign Subsidiary Incorporation.

The accounting records of foreign subsidiaries are maintained in local currency and in accordance with local accounting principles of each country. For incorporation into the Company's consolidated financial statements, each foreign subsidiary's individual financial statements are adjusted to conform to Mexican FRS and then later restated to Mexican pesos as follows:

- For inflationary economic environments, the inflation effects of the origin country are recognized, and subsequently translated into Mexican pesos using the year-end exchange for the balance sheet and income statement; and
- For non-inflationary economic environments, the assets and liabilities are translated into Mexican pesos using the year-end exchange rate, the stockholders' equity using the historical exchange rate, and the income statement is translated using the monthly average exchange rate of the reporting period.

The variations in the net investment in foreign subsidiaries generated by exchange rate fluctuation are included in the cumulative translation adjustment, which is recorded in stockholders' equity as part of cumulative other comprehensive income (loss).

Beginning the year 2003 the government of Venezuela established a fixed exchange rate control of 2.150 bolivars per U.S. dollar, which is the rate used to translate the financial statements of its Venezuelan subsidiaries.

Intercompany financing balances with foreign subsidiaries are considered as long-term investments, since there is no plan to pay such financing in the short term. Monetary position and exchange rate fluctuation regarding these balances are recorded in equity as part of cumulative translation adjustment, in accumulated other comprehensive income (loss) caption.

4. Significant Accounting Policies.

The Company's accounting policies are in accordance with Mexican FRS, which require that the Company's management make certain estimates and use certain assumptions to determine the valuation of various items included in the consolidated financial statements. Although actual results could differ from these estimates, Company's management believes that the estimates and assumptions used were appropriate as of the date of these consolidated financial statements.

The significant accounting policies are as follows:

a) Recognition of the Effects of Inflation in Countries with Inflationary Economic Environment:

The Company recognizes the effects of inflation in the financial information of its subsidiaries that operate in inflationary economic environments, through the comprehensive method, which consists of (Note 2):

- Restating non-monetary assets using inflation factors, such as inventories, intangible assets and property, plant and equipment, including related costs and expenses when such assets are consumed or depreciated;
- Restating stockholders' equity by the amount needed to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income was generated, by applying the appropriate inflation factors; and
- Including in the comprehensive result of financing the gain or loss on monetary position (Note 4 s).

The Company restates the financial information of its subsidiaries that operate in inflationary economic environments using the consumer price index of each country in the subsidiaries that operate in inflationary economic environment.

b) Cash and Cash Equivalents:

Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with brokerage houses recorded at its acquisition cost plus interests income not yet received, which is similar to it's listed market prices with original maturities of three months or less. As of December 31, 2008 and 2007 cash equivalents amounted to Ps. 4,303 and Ps. 5,864, respectively.

c) Inventories and Cost of Sales:

Inventories represent the acquisition or production cost in which is incurred when purchasing or elaborating a product and are valued using the Average Cost method. Advances to suppliers to purchase raw materials are included in the inventory account.

Cost of sales includes expenses related to raw materials used in the production process, labor (wages and other benefits), depreciation of production facilities and equipment as well as other costs including fuel, electricity, breakage of returnable bottles in the production process, equipment maintenance, inspection and inter and intra-plant transfer costs.

d) Investment in Shares Available for Sale:

In 2007, the investment in shares available for sale represented a portion of the investment in shares of Administración, S.A.P.I. de C.V., (nowadays Jugos del Valle, S.A.P.I. de C.V. ("Jugos del Valle")), which was available for sale in accordance with an agreement with the Mexican Coca-Cola bottlers and TCCC (Note 5). Advances received on the sale of these shares were presented net against the investment.

e) Other Current Assets:

Other current assets are comprised of payments for services that will be received over the next 12 months and the fair value of derivative financial instruments, with maturity dates of less than one year (Note 4 t).

Prepaid expenses principally consist of advertising, promotional, leasing and insurance expenses, and are recognized in the income statement when the services or benefits are received.

Prepaid advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in results of operations the first time the advertising is broadcasted.

Promotional costs are expensed as incurred, except for those related to advertising material to be used to launch a new product with a campaign that has not yet started. These costs are recorded as prepaid expenses and the advertising material is recognized in results, as soon as the product is launched to the market.

At December 31, 2008 and 2007, the Company has restricted cash which pledged as collateral of accounts payable in some different currencies. The restricted cash is presented as part of other current assets due to their short-term nature (Note 8).

		2008		2007
Venezuelan bolivars	**Ps.**	**337**	Ps.	224
Brazilian reais		**54**		14
	Ps.	**391**	Ps.	238

f) Returnable Bottles and Cases:

Returnable bottles and cases are recorded at acquisition cost and, through 2007, they were restated applying inflation factors. Beginning 2008, only in the inflationary countries they are restated applying inflation factors. The Company classifies them as property, plant and equipment.

There are two types of returnable bottles and cases that belong to the Company:

- In plant and distribution centers; and
- Placed in the hands of customers (in the market).

Breakage of returnable bottles and cases in plants and distribution centers and in the market is recorded as an expense as it is incurred. For the years ended December 31, 2008, 2007 and 2006, breakage expense amounted to Ps. 494, Ps. 536 and Ps. 560, respectively. The Company estimates that breakage expense of returnable bottles and cases in plants and distribution centers and in the market is similar to the depreciation calculated on an estimated useful life of 4 years for returnable glass bottles and plastic cases, and 18 months for returnable plastic bottles.

The Company's returnable bottles and cases in the market and for which a deposit from customers has been received are presented net of such deposits, and the difference between the cost of these assets and the deposits received is amortized according to their useful lives.

g) Investments in Shares:

Investments in shares of associated companies where the Company exercises significant influence are initially recorded at their acquisition cost and are subsequently accounted for using the equity method. Investments in affiliated companies in which the Company does not have significant influence are recorded at acquisition cost.

h) Property, Plant and Equipment:

Property, plant and equipment are initially recorded at their cost of acquisition and/or construction. Routine maintenance and repair costs are expensed as incurred.

Through December 2007, foreign properties, plant and equipment were restated applying inflation factors of the country of origin at the year-end exchange rate.

Investments in process include property, plant and equipment not yet in service, or rather, that have not yet been used for the purpose that they were bought or built.

Depreciation is computed using the straight-line method, over the acquisition cost reduced by their residual values. The Company estimates depreciation rates, considering the estimated remaining useful lives of the assets.

On January 1, 2007, NIF D-6, "Capitalization of the Integral result of Financing", went into effect. This standard establishes that the comprehensive result of financing generated by borrowings obtained to finance investment projects must be capitalized as part of the cost of qualifying assets, when certain conditions are met, and amortized over the estimated useful life of the related asset. As of the end of December 31, 2008 and 2007, the application of this standard had no effect on the Company's consolidated balance sheet or net income, because there are no direct or generic borrowings for investment projects.

Through 2007, refrigeration equipment was presented as part of other non-current assets. At December 31, 2008, refrigeration equipment was classified to form part of property, plant and equipment, in accordance to Mexican FRS C-6, property, plant and equipment.

The presentation of the financial statements of 2007 and prior years was reclassified based on this criteria for uniformity of presentation with the 2008 financial statements.

In 2006, the Company implemented a program to review the estimated useful life of its refrigeration equipment. From 2006 and during 2007, the Company's subsidiaries in Mexico, Argentina, Brazil, Colombia, Costa Rica and Guatemala changed their accounting estimate of useful life of refrigerator equipment from five to seven years, considering the maintenance and replacement plans of the equipment. The impact of the change, which was accounted for prospectively, was a reduction in depreciation expense of Ps. 43 and 132, for the years ended December 31, 2007 and 2006, respectively.

The estimated useful lives of the Company's principal assets are as follows:

	YEARS
Buildings	40-50
Machinery and equipment and strategic spare parts	10-20
Distribution equipment	7-15
Refrigeration equipment	5-7
Other equipment	3-10

i) Other Assets:

Other assets represent disbursements whose benefits will be received in future years and mainly consist of the following:

- Agreements with customers for the right to sell and promote the Company's products during certain periods of time. The majority of the agreements have a term of more than one year, and the related costs are amortized under the straight-line method over the term of the contract, with the amortization presented as a reduction of net sales. During the years ended December 31, 2008, 2007 and 2006, such amortization amounted to Ps. 383, Ps. 289 and Ps. 312, respectively. The cost of agreements with a term of less than one year is recorded as a reduction of net sales when incurred. The current portion of these agreements is recorded in other current assets.
- Leasehold improvements are amortized using the straight-line method, over the shorter of the useful life of the assets or a term equivalent to the lease period, and in countries considered inflationary, they are restated by applying inflation factors. The amortization of leasehold improvements as of December 31, 2008, 2007 and 2006 were Ps. 60, Ps. 71 and Ps. 46, respectively.

j) Leases:

The leases of buildings and equipments are classified as capitalizable if the contract transfers the ownership of the leased asset to the lessee by the end of the lease, the contract contains an option to buy at reduced price, the lease period is substantially equal to the remaining useful life of the leased asset or the present value of minimum payments is substantially equal to the market value of the leased asset, net of any profit or rescue value.

When the inherent risks and benefits to the leased asset property remains substantially with the lessor, leases are classified as operating and the earned income is charged to results as incurred.

k) Intangible Assets:

Intangible assets represent payments whose benefits will be received in future years. These assets are classified as either intangible assets with a finite useful life or intangible assets with an indefinite useful life, in accordance with the period over which the Company is expected to receive the benefits.

In inflationary countries, intangible assets with defined useful lives are restated by applying inflation factors and are amortized based on their useful lives. Intangible assets mainly consist of:

- Information technology and management systems costs incurred during the development stage. Such amounts are amortized using the straight-line method over four years or in accordance with the term in which benefits will be generated. Expenses that do not fulfill the requirements for capitalization as well as the research costs are expensed as incurred.

Intangible assets with indefinite lives are not amortized and are subject to annual impairment tests and if needed in a period shorter than one year. These assets are recorded in the functional currency of the subsidiary in which the investment was made and are subsequently translated into Mexican pesos applying the closing rate of each period. Beginning in 2008, countries with inflationary economic environments will restate the intangible assets by applying inflation factors of the country of origin translated at the year-end exchange rate. Through 2007, the intangible assets with indefinite lives were restated by applying inflation factors of the country of origin, regardless of the economic environment, and were translated at the year-end exchange rate. The Company's intangible assets with indefinite lives mainly consist of:

- Bottler agreements for Mexico expire in 2013 for two territories and in 2015 for one territory, renewable in each case for ten-year terms. The bottler agreements for Guatemala, Costa Rica, Nicaragua, Panama and Colombia expire on March 31, 2009, pursuant to letters of extension. These bottler agreements are renewable as agreed between the parties. The bottler agreement for Coca-Cola trademark beverages for Panama has an indefinite term but may be terminated with six months prior written notice by either party. The bottler agreement for Coca-Cola trademark beverages for Venezuela expires on March 31, 2009, based on an agreement subject to the execution of a formal extension letter. The bottler agreement for Argentina expires in 2014, renewable for a ten-year term. The bottler agreement for Brazil expired in December 2004. For the expired agreements and the agreements expiring this year, the Company is currently in the process of negotiating renewals of our agreements for terms and conditions similar to the rest of the countries. The Company and The Coca-Cola Company will continue operating under the terms of the existing agreements.

l) Impairment of Long-Lived Assets:

The Company reviews the carrying value of its long-lived assets with indefinite life for impairment and determines whether there are indications of impairment. When the salvage value, which is the greater between the selling price and the net value of long-lived assets in use (which is the present value of the estimated discounted future cash flows to be generated by those assets), is less than their carrying value, the difference is recognized as an impairment loss.

For depreciable long-lived assets, such as property, plant and equipment and other assets, the Company tests for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable through their expected future cash flows.

For indefinite life assets, the Company tests for impairment on an annual basis and whenever certain circumstances indicate that the carrying amount of the reporting unit might exceed its salvage value. Impairment charges regarding long-lived assets with indefinite life that may arise from the tests are recognized in the results of the period.

For the years ended as of December 31, 2008, 2007 and 2006, the Company did not recognize loss from impairment in the value of long-lived assets shown in the balance sheet.

m) Payments from The Coca-Cola Company:

The Coca-Cola Company may participate in certain advertising and promotional programs as well as in the Company's refrigeration equipment and returnable bottles investment program. In the case of the contributions received for advertising and promotional incentives are included as a reduction of selling expenses and in the cases of contributions received for the refrigeration equipment and returnable bottles investment program are recorded as a reduction of the investment in refrigeration equipment and returnable bottles. The contributions received were Ps. 1,995, Ps. 1,582 and Ps. 1,261 during the years ended December 31, 2008, 2007 and 2006, respectively.

n) Labor Obligations:

Labor liabilities include obligations for pension and retirement plans, seniority premiums and severance pay from causes other than restructuring, all based on actuarial calculations by independent actuaries, using the projected unit credit method. The last actuarial calculation was realized at November, 2008.

Labor liabilities are determined using long-term assumptions. The yearly cost of labor liabilities is charged to income from operations.

Certain subsidiaries of the Company have established funds for the payment of pension benefits through irrevocable trusts of which the employees are named as beneficiaries.

Through 2007, labor liabilities financial expenses as part of income from operations. Beginning in 2008, NIF D-3, "Employee's Benefits," allows the presentation of financial expenses from labor liabilities as part of the comprehensive result of financing. As of December 31, 2008, 2007 and 2006, financial expenses regarding labor liabilities reclassified to the comprehensive result of financing were Ps. 81, Ps. 41 and Ps. 42, respectively.

o) Revenue Recognition:

Revenue is recognized in accordance with stated shipping terms, as follows:

- Sales of products, upon delivery to the customer and once the customer has taken ownership of the goods (Free on board (FOB) destination).

Net sales reflect units delivered at list prices reduced by promotional allowances, discounts and the amortization of the agreements with customers to obtain the rights to sell and promote the products of the Company.

- Revenues from the sale of private label brands realized in prior years in which the Company has a significant continuing involvement (i.e. continues producing and selling under the private label) are deferred and amortized against the related costs of future sales over the estimated period of sales. The balance to be amortized as of December 31, 2008 and 2007 amounted to Ps. 571 and Ps. 603, respectively, whose short-term portions are included in the other liabilities and other current liabilities captions and are Ps. 139 and Ps. 113 at December 31, 2008 and 2007, respectively.

p) Operating Expenses:

Operating expenses are comprised of administrative and selling expenses. Administrative expenses include labor costs (salaries and other benefits) of employees not directly involved in the manufacturing and sale of the Company's products, as well as professional service fees, depreciation of office facilities and amortization of capitalized information technology system implementation costs.

Selling expenses include:

- Distribution: labor costs (salaries and other benefits), outbound freight costs, warehousing costs of finished products, breakage for returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2008, 2007 and 2006, these distribution costs amounted to Ps. 10,468, Ps. 9,085 and Ps. 8,494, respectively;
- Sales: labor costs (salaries and other benefits) and sales commissions paid to sales personnel; and
- Marketing: labor costs (salaries and other benefits), promotions and advertising costs.

q) Other Expenses, net:

Other expenses caption mainly includes Employee Profit Sharing ("PTU"), gain or loss on sale of fixed assets, impairment of long-lived assets when applies, contingencies, severance payments derived from restructuring programs and certain other expenses related to restructuring, equity method, and all other non-recurring expenses related to activities different from the main activities of the Company and that are not recognized as part of the comprehensive financing income.

PTU is applicable to Mexico and Venezuela. In Mexico, employee profit sharing is computed at the rate of 10% of the individual taxable income, except for considering depreciation of historical rather than restated values, foreign exchange gains and losses and other effects of inflation are also excluded. In Venezuela, PTU is computed at a rate equal to 15%, not in excess of 4 months salary.

According to the assets and liabilities method, the Company has not recognized deferred employee profit sharing because in Mexico and Venezuela there are not important items expected to be materialized for the deferred PTU calculation.

Severance indemnities resulting from a restructuring program and associated with an ongoing benefit arrangement are charged to expenses on the date when the decision to dismiss personnel under a formal program or for specific causes is taken.

r) **Income Taxes:**

Income tax is charged to results of operations as incurred and includes deferred income taxes. For those entities that operate in jurisdictions with more than one tax base, the Company recognizes the effects of deferred taxes on the financial statements based on medium-term prospective and retrospective projections made to determine the tax base of future years. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards, applying the effective tax rate as of the date of the balance sheet, or those promulgated and set rates in the tax standards as of that date and which are effective at the time that is estimated that deferred taxes assets and liabilities are recovered or settled. Deferred income tax assets are reduced by any benefits for which there is uncertainty as to their realizability. The adequacy of the reserve is evaluated periodically.

The balance of deferred taxes is comprised of temporary differences from which it is derived. Deferred taxes are classified as a long-term asset or liability, regardless of when the temporary differences are expected to reverse.

The deferred tax provision to be included in the income statement is determined by comparing the deferred tax balance at the end of the year to the balance at the beginning of the year, excluding from both balances any temporary differences that are recorded directly in stockholders' equity. The deferred taxes related to such temporary differences are recorded in the same stockholders' equity account that gave rise to them.

FEMSA has authorization from the Secretaria de Hacienda y Credito Publico (Secretary of Tax and Public Credit) in Mexico to compute its income tax and through 2007 the asset tax on a consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries, including Coca-Cola FEMSA. The provisions for income taxes of Coca-Cola FEMSA and subsidiaries have been determined on the basis of the taxable income of each individual company.

s) **Comprehensive Financing Result:**

The comprehensive financing result includes:

- Interest: Interest income and expenses are recorded when earned or incurred, respectively, except for interest expenses of the financing of long-term assets;
- Foreign Exchange Gains and Losses: Transactions in foreign currencies are recorded in the functional currency of each country using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted to the year-end exchange rate, recording the resulting foreign exchange gain or loss directly in the income statement, except the foreign exchange gain or loss from the intercompany financing foreign currency denominated balances that are considered to be of a long-term investment nature and the foreign exchange gain or loss from the financing of long-term assets (Note 3);
- Fair Value Gain or Loss on Derivative Financial Instruments: Represents the net change in the fair value of the ineffective portion of derivative financial instruments and the net change in the fair value of embedded derivative financial instruments; and
- Gain or Loss on Monetary Position: The gain or loss on monetary position results from the changes in the general level prices of monetary accounts, through 2007 for all the subsidiaries, regardless of their economic environment, and beginning 2008, only by those subsidiaries that operate in inflationary environments, and it is determined by applying inflation factors of the country of origin to the net monetary position at the beginning of each month and excluding the intercompany financing in foreign currency which is considered as long-term investment because of its nature (Note 3), as well as the gain or loss on monetary position from long-term liabilities to finance long-term assets when applies.

t) **Risk Management and Derivative Financial Instruments:**

Risks

As part of its risk management strategy, the Company uses derivative financial instruments primarily for purposes of (1) achieve the expected liability and capital structure with a balanced risk profile, (2) manage its exposure to raw materials and supplies and (3) to hedge accounting exposures and foreign currency flows. The Company does not take on derivative instruments for speculative purposes or to generate profits. The Company follows up the fair value of the position of its derivative financial instruments and their probable changes using the Value at Risk methodology, as well as generating awareness analysis over it.

Derivative Financial Instruments.

The Company values and records all derivative financial instruments and hedging activities, including certain derivative financial instruments embedded in other contracts, in the balance sheet as either an asset or liability measured at fair value, considering quoted prices in recognized markets. If such instruments are not traded, fair value is determined by applying techniques based upon technical models supported by sufficient, reliable and verifiable data, recognized in the financial sector. Changes in the fair value of derivative financial instruments are recorded each year in current earnings or as a component of cumulative other comprehensive income, based on the type of hedging instrument and the ineffectiveness of the hedge.

The Company designates its financial instrument as cash flow hedge at the inception of the hedging relationship, when transactions meet all hedging accounting requirements. For cash flow hedges, the effective portion is recognized temporarily in accumulated other comprehensive loss within stockholders' equity and subsequently reclassified to current earnings at the same time the hedged item is affected. When derivative financial instruments do not meet all of the accounting requirements for hedging purposes, the change in fair value is immediately recognized in net income.

The instruments used by the Company are as follows:

a) Interest Rate Swaps.

The Company has contracts denominated interest rate swaps, with the purpose of managing the risk of interest rates on their loans, through which it pays amounts calculated with fixed interest rates and receives amounts calculated with variable interest rates. These instruments are recognized in the statement of financial position at fair value and designated as cash flow hedges. The fair value is estimated with the price quoted in the market to end up those contracts at the end of the period. Changes in fair value are recorded in the cumulative other comprehensive income account. The ineffective portion of this derivative financial instrument is reclassified in the comprehensive financing result.

b) Forward Agreements to Purchase Foreign Currency.

The Company has exchange rate forward contracts, in order to manage the currency fluctuation risk through which changes dollar-denominated debt to debt denominated in pesos, or fixes the parity of future flows denominated in U.S. dollars. The change in fair value of this instruments is recorded in the cumulative other comprehensive income account.

The Company has exchange rate forward contracts, in order to achieve the desired liabilities structure, through which it changes its debt denominated in pesos to dollars. The changes in fair value of these instruments are recognized in the gain (loss) on the ineffective portion of derivative financial instruments within the comprehensive financing result.

c) Exchange rate and Interest rate Swaps.

The Company has exchange rate and interest rate swap contracts, with the purpose of managing its liability structure, through which it translates its debt denominated in pesos to dollars. The fair value of these instruments is calculated using the exchange rates and interest rates quoted in the market end up these contracts at the end of the period. Changes in the estimated fair value of these contracts are recognized in the gain (loss) on the ineffective portion of derivative financial instruments within the comprehensive financing result.

d) Commodity price contracts.

The Company has future contracts listed on the Intercontinental Exchange ("ICE") to hedge the fluctuations risk in the sugar price. The change in fair value of these hedges is recorded as part of the operating income as part of the cost of raw materials balanced with the changes in the sugar price.

e) **Embedded Derivative Financial Instruments.**

The Company identifies embedded derivatives that should be segregated from the host contract for purposes of valuation and recognition. When an embedded derivative is identified and the host contract has not been stated at fair value, the embedded derivative is segregated from the host contract and stated at fair value and is classified as not for hedging. Changes in the fair value of the embedded derivatives at the closing of each period are recognized in current earnings.

The Company has determined that certain lease contracts in U.S. dollars represent embedded derivative financial instruments. The fair value of these contracts is computed with the quoted market exchange rate to end up such contract at the closing date of the period. Changes in fair value are recognized in the gain (loss) on the ineffective portion of derivative financial instruments within the comprehensive financing result.

u) **Accumulated Other Comprehensive Income (Loss):**

Comprehensive income is the increase of the earned capital in the period, from net income plus other comprehensive items. The comprehensive items are, among others, the gain or loss on cash flow hedge, the effect of deferred taxes effect that is applied directly to stockholders' equity and the effect of minority interest. Through 2007, comprehensive income also included the result from holding non-monetary assets.

The cumulative balances of the components of accumulated other comprehensive income (loss) are as follows:

	2008	2007
Cumulative result of holding non-monetary assets	**Ps. –**	Ps. 42
Unrealized (loss) gain on cash flow hedges, net of deferred tax	**(74)**	10
Cumulative translation adjustment, net from deferred tax	**118**	(2,101)
Additional labor liability on obligations from unamortized past services, net of deferred tax	**–**	(98)
	Ps. 44	Ps. (2,147)

v) **Provisions, contingent assets and liabilities and commitments:**

Provisions are recognized for obligations that result from a past event that likely requires the outflow of economic resources to settle such transaction and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant. Also, commitments are only recognized when they will generate a loss.

w) **Issuances of Subsidiary Stock:**

The Company recognizes issuances of a subsidiary's stock as a capital transaction. The difference between the book value of the shares issued and the amount contributed by the minority interest holder or a third party is recorded as additional paid-in capital.

x) **Earnings per share:**

Earnings per share results from divide the majority net income of the year by the weighted average of shares outstanding during the year.

5. Acquisitions.

i) Remil

On May 31, 2008, Coca-Cola FEMSA completed in Brazil the franchise acquisition of Minas Gerais Ltda. to The Coca-Cola Company, "REMIL," for a total of US$597, Ps. 3,633 net of received cash, assuming liabilities for Ps. 1,965, acquiring 100% of the voting shares. REMIL produces and distributes Coca-Cola trademark beverages in Brazil. The Company identified intangible assets with indefinite lives of Ps. 2,242 consisting of distribution rights.

The condensed balance sheet of REMIL with preliminary figures from the acquisition balance as of December 31, 2008, in accordance with the Mexican FRS applied in Mexico:

Balance Sheet		
Total current assets	Ps.	**881**
Total non-current assets		**1,902**
Total assets		**2,783**
Total current liabilities		**1,152**
Total long-term liabilities		**814**
Total liabilities		**1,966**
Total stockholders' equity		**817**
Total liabilities and stockholders' equity		**2,783**

The condensed income statement of REMIL for the seven-month period from June 1 to December 31, 2008 is as follows:

Income Statement		
Total revenues	Ps.	**3,169**
Income from operations		**334**
Income before taxes		**(10)**
Net income		**(45)**

ii) Agua de los Angeles

On July 17, 2008, Coca-Cola FEMSA closed the acquisition a new jug water business in Valle de Mexico, jointly with The Coca-Cola Company, Agua de los Angeles, the third best known brand for sale at home, in a transaction valued at Ps. 206. The Company identified intangible assets with indefinite lives of Ps. 18 consisting of distribution rights based on the preliminary balances of the acquisition balance sheet, as well as intangible assets with defined useful lives of Ps. 15 that consist of non-competition rights that are being amortized over 5 years.

iii) Minority Interest Spin-off.

On January 21, 2008, was amended the spin-off agreement of Industria Nacional de Gaseosas, S.A. (INDEGA, S.A.), with minority shareholders. Under the spin-off of INDEGA, S.A. there will be moved to a newly created Colombian society named Palo Bajo, S.A., with resources determined by the number of shares held by minority shareholders.

The total amount paid to the minority shareholders for this transaction was Ps. 216.

iv) Administracion, S.A.P.I. de C.V.

On November 8, 2007, Administracion S.A.P.I. de C.V. ("Administracion SAPI"), a joint operation owned 50% by Coca-Cola FEMSA and 50% by The Coca-Cola Company, acquired 58,350,908 shares representing 100% of Jugos del Valle, S.A.B. de C.V. ("Jugos del Valle") outstanding stock, for US$370 (Ps. 4,020) paid in cash and assumed liabilities of US$86 (Ps. 934).

On June 30, 2008, Administración S.A.P.I. and Jugos del Valle (surviving company) were merged.

Subsequent to the initial acquisition of Jugos del Valle by Administración SAPI, Coca-Cola FEMSA offered to sell 30% of its interest in Administración SAPI to other Coca-Cola bottlers in Mexico. As of December 31, 2008, Coca-Cola FEMSA has recorded an investment equivalent to 20% of the capital stock of Jugos del Valle. This represents the Coca-Cola FEMSA investments in shares after the sale of the 30% of interest in Jugos del Valle to other Coca-Cola bottlers. As of December 31, 2007, the amount of investment in shares available for sale was Ps. 783, net from the advances from the bottlers. During 2008, the balance for Ps. 684 was paid by the bottlers and additionally were received Ps. 99, as payment for the increase in capital. On December 2008, Coca-Cola FEMSA transferred shares of Jugos del Valle to the other bottlers.

v) CICAN

On November 5, 2007, the Argentine subsidiary reached a definitive agreement to acquire all outstanding shares of Complejo Industrial Can, S.A. ("CICAN") in a transaction valued at Ps. 51. CICAN manufactures packaging for various brands of soft drinks.

The transaction has been approved by the boards of both companies. However, it is in the process to obtaining approvals of the National Competition Commission of the Republic of Argentina. The acquisition was accounted under the purchase method. An intangible asset with an indefinite life was recognized as a result of the acquisition.

The condensed balance sheet of CICAN as of December 31, 2008 and 2007 follows:

Balance Sheet		2008		2007
Total assets	**Ps.**	**278**	Ps.	147
Total liabilities	**Ps.**	**103**	Ps.	68
Total stockholders' equity		**175**		79
Total liabilities and stockholders' equity	**Ps.**	**278**	Ps.	147

The condensed income statement of CICAN for the year ended December 31, 2008 and the one-month period ending December 31, 2007 is as follows:

Income Statement		2008		2007
Total revenues	**Ps.**	**558**	Ps.	73
Income from operations		**25**		4
Income before taxes		**25**		4
Net income		**17**		4

6. Accounts Receivable, net.

		2008		2007
Trade	**Ps.**	**3,339**	Ps.	2,668
Short-term customers notes receivable		**200**		192
Allowance for doubtful accounts		**(185)**		(152)
Travel advances to employees		**16**		19
Loans to employees		**66**		51
Insurance claims [1]		**14**		140
The Coca-Cola Company (related party) (Note 13)		**959**		719
Loan to Jugos del Valle (Formerly Administracion S.A.P.I.) (related party) (Notes 5 and 13)		**368**		589
FEMSA and subsidiaries (Note 13)		**143**		336
Other related parties (Note 13)		**12**		23
Third-party expenses		**34**		-
Other		**274**		121
	Ps.	**5,240**	Ps.	4,706

[1] In 2007, this amount includes insurance claims for losses related to flood damages in October 2007 in Mexico. The claims are for damaged inventories, fixed assets not subject to repair and business interruption. Fixed assets subject to repair in the amount of approximately Ps. 148 were included in property, plant and equipment.

The changes in the allowance for doubtful accounts are as follows:

	2008	2007	2006
Beginning balance	**Ps. 152**	Ps. 145	Ps. 143
Estimation for the period	**184**	33	53
Applications and write-off of uncollectible accounts	**(150)**	(3)	(16)
Restatement of the initial balance	**(1)**	(23)	(35)
Ending balance	**Ps. 185**	Ps. 152	Ps. 145

7. Inventories, net.

	2008	2007
Finished products	**Ps. 1,250**	Ps. 946
Raw materials	**2,127**	1,477
Advances to suppliers	**78**	81
Work in process	**26**	22
Spare parts	**404**	394
Packing material	**84**	58
Inventories in transit	**376**	479
Advertising and promotional materials	**17**	2
Allowance for obsolescence	**(72)**	(63)
Other	**23**	22
	Ps. 4,313	Ps. 3,418

8. Other Current Assets.

	2008	2007
Advertising and deferred promotional expenses	**Ps. 209**	Ps. 94
Derivative financial instruments (Note 19 g)	**407**	194
Restricted cash (Note 4 e)	**391**	238
Prepaid insurance	**26**	23
Prepaid expenses	**28**	11
Advance for services	**93**	51
Other	**151**	50
	Ps. 1,305	Ps. 661

The advertising and promotional expenses recorded in the consolidated income statements for the years ended December 31, 2008, 2007 and 2006 amounted to Ps. 2,376, Ps. 2,034 and Ps. 1,963, respectively.

9. Investments in shares.

Company	Activities	Ownership	2008	2007
Industria Envasadora de Queretaro, S.A. de C.V. ("IEQSA") (1)	Manufacturing	23.11%	**Ps. 112**	Ps. 115
Jugos del Valle (1) (Note 5)	Manufacturing	20.00%	**1,101**	978
KSP Participacoes, LTDA (1)	Holding	38.74%	**62**	69
Holdfab Participacoes LTDA (1) (3)	Manufacturing	11.05%	**181**	113
Sucos del Valle Do Brasil, LTDA (1) (4)	Manufacturing	25.46%	**178**	-
Industria Mexicana de Reciclaje, S.A. de C.V. (1)	Manufacturing	35.00%	**79**	76
Compañia de Servicios de Bebidas Refrescantes, S.A. de C.V. ("Salesko") (1)	Manufacturing	26.00%	**7**	51
Beta San Miguel, S.A. de C.V. ("Beta San Miguel") (2)	Manufacturing	2.54%	**69**	69
Other investments (2)		Various	**8**	5
			Ps. 1,797	Ps. 1,476

Accounting method:

(1) Equity method.

(2) Restated acquisition cost.

(3) In November 2007, Coca-Cola FEMSA acquired 11.05% of the shares of the capital stock of Holdfab Participacoes LTDA, a company that manufactures and sells juice in Brazil.

(4) In December 2008, Coca-Cola FEMSA acquired 25.46% of the shares of the capital stock of Sucos del Valle Do Brasil, LTDA, a company that manufactures and sells juice in Brazil.

10. Property, Plant and Equipment.

	2008	2007
Land	**Ps. 3,546**	Ps. 3,089
Buildings, machinery and equipment	**37,312**	32,890
Accumulated depreciation	**(18,966)**	(16,654)
Refrigeration equipment	**7,756**	6,720
Accumulated depreciation	**(5,336)**	(5,010)
Returnable bottles and cases	**2,117**	1,711
Accumulated depreciation	**(495)**	(536)
Strategic spare parts	**400**	124
Accumulated depreciation		
Construction in progress (1)	**1,532**	1,230
Long-lived assets stated at realizable value	**394**	94
	Ps. 28,159	Ps. 23,633

(1) The capitalization investments do not exceed a 12 months term.

The amount of the depreciation of buildings, machinery and equipment and refrigeration equipment for the years ended as of December 31, 2008, 2007 and 2006 amounted to Ps. 2,528, Ps. 2,050 and Ps. 2,063, respectively.

The Company has identified certain long-lived assets that are not strategic to the current and future operations of the business. Such long-lived assets, which are not in use, have been recorded at their estimated realizable value without exceeding their acquisition cost, as follows:

	2008	2007
Mexico	**Ps. 276**	Ps. -
Brazil	**18**	-
Venezuela	**100**	81
Costa Rica	**-**	13
	Ps. 394	Ps. 94
Land	**Ps. 97**	Ps. 18
Buildings	**297**	76
	Ps. 394	Ps. 94

11. Intangible Assets, net.

	2008	2007
Intangible assets with indefinite useful lives:		
Rights to produce and distribute Coca-Cola trademark products		
Territories of Mexico, Central America [(1)], Venezuela, Colombia and Brazil	**Ps. 44,037**	Ps. 41,713
Buenos Aires, Argentina	**313**	259
Tapachula, Chiapas	**132**	132
Compañía Latinoamericana de Bebidas, Costa Rica	**136**	109
CICAN, Argentina	**14**	12
Rights to distribute Agua de los Angeles (Note 5)	**18**	-
Rights to produce and distribute on Remil territory (Note 5)	**2,242**	-
Intangible assets with finite useful lives:		
Cost of systems implementation and in development stage, net	**547**	233
Other	**14**	-
	Ps. 47,453	Ps. 42,458

(1) Includes Guatemala, Nicaragua, Costa Rica and Panama.

The changes in the carrying amount of amortized intangible assets are as follows:

	Investments		Amortization			
	Accumulated at the Beginning of the Year	Additions	Accumulated at the Beginning of the Year	For the Year	Net	Estimated Amortization Per Year
2008:						
Cost of systems implementation and in development stage	**Ps. 482**	**Ps. 409**	**Ps. (249)**	**Ps. (95)**	**Ps. 547**	**Ps. 107**
Other	**-**	**15**	**-**	**(1)**	**14**	**-**
2007:						
Cost of systems implementation	Ps. 408	Ps. 74	Ps. (182)	Ps. (67)	Ps. 233	70

12. Other Assets.

		2008		2007
Agreements with customers, net	**Ps.**	**146**	Ps.	157
Leasehold improvements, net		**44**		45
Long-term accounts receivable		**15**		11
Additional liability of labor obligations (Note 15)		**-**		277
Derivative financial instruments (Note 19 g)		**4**		16
Loan fees, net		**10**		18
Long-term prepaid advertising expenses		**82**		-
Tax Credits		**186**		-
Guarantee deposits		**160**		66
Prepaid bonuses		**91**		78
Plastic pallets		**77**		76
Other		**496**		142
	Ps.	**1,311**	Ps.	895

13. Balances and Transactions with Related Parties and Affiliated Companies.

On January 1, 2007, NIF C-13, "Related Parties", went into effect. This standard broadens the concept of "related parties" to include: a) the overall business in which the reporting entity participates; b) close family members of key officers; and c) any fund created in connection with a labor related compensation plan. Additionally, NIF C-13 requires that entities provide comparative disclosures in the notes to the financial statements.

The consolidated balance sheets and income statements include the following balances and transactions with related parties and affiliated companies:

Balances	Relationship		2008		2007
Assets (accounts receivable)					
FEMSA and subsidiaries	Holding and subsidiaries	**Ps.**	**143**	Ps.	336
The Coca-Cola Company	Holding and subsidiaries		**959**		719
Others	Subsidiaries		**380**		612
		Ps.	**1,482**	Ps.	1,667
Liabilities (suppliers and other liabilities and loans)					
FEMSA and subsidiaries	Holding and subsidiaries	**Ps.**	**1,803**	Ps.	324
The Coca-Cola Company	Holding		**2,659**		3,401
BBVA Bancomer, S.A. (1)	Directors		**1,000**		1,000
Banco Nacional de Mexico, S.A. (1)	Directors		**500**		500
Other	Affiliates		**230**		146
		Ps.	**6,192**	Ps.	5,371

TRANSACTIONS	2008	2007	2006
Income:			
Sales of non-carbonated soft-drinks to Salesko	Ps. **3**	Ps. 7	Ps. 27
Other sales to affiliated companies	**1,065**	856	733
Expenses:			
Purchases of raw material, beer, assets and operating expenses from FEMSA and Subsidiaries	**5,010**	4,184	4,012
Purchases of concentrate from The Coca-Cola Company	**13,518**	12,239	10,322
Advertisement expenses refunded to The Coca-Cola Company	**931**	940	933
Purchases of sugar from Beta San Miguel	**687**	845	536
Purchases of sugar, cans and caps from Promotora Mexicana de Embotelladores, S.A. de C.V.	**525**	723	865
Purchases from Jugos del Valle	**863**	-	-
Purchases of canned products from IEQSA and CICAN [2]	**333**	518	816
Interest paid to The Coca-Cola Company	**27**	29	65
Purchases of plastic bottles from Embotelladora del Atlántico, S.A. (formerly Complejo Industrial Pet, S.A.)	**42**	37	34
Interest expenses related to debt at Banco Nacional de Mexico, S.A. [1]	**86**	92	22
Interest expenses related to debt at Banco Nacional de Mexico, S.A. [1]	**43**	47	53
Donations to Instituto Tecnologico y de Estudios Superiores de Monterrey, A.C. [1]	**24**	39	42
Insurance premiums with Grupo Nacional Provincial, S.A.B. [1]	**32**	-	-
Other	**15**	5	12

(1) As of December 31, 2008, 2007 and 2006, one or more members of the Board of Directors or senior management are members of the board of directors or senior management of the counterparties to these transactions.

(2) In November 2007, the Company acquired all outstanding shares of CICAN (Note 5).

Employee benefits paid by the Company to key management were as follows:

	2008	2007
Short and long term benefits paid	Ps. **665**	Ps. 584
Severance indemnities	**10**	8

14. Balances and Transactions in Foreign Currencies.

According to NIF B-15, assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different than the functional currency of each reporting unit. As of the end of December 31, 2008, assets, liabilities and transactions denominated in foreign currencies, expressed in Mexican pesos are as follows:

	U.S. DOLLARS	EUROS	TOTAL
Assets			
Current	**Ps. 2,759**	**-**	**Ps. 2,759**
Non-current	**32**	**-**	**32**
Liabilities			
Current	**Ps. 5,326**	**-**	**5,326**
Long-term	**2,944**	**-**	**2,944**

TRANSACTIONS	U.S. DOLLARS	EUROS	TOTAL
Revenues	**Ps. 418**	**Ps -**	**Ps. 418**
Expenses:			
Purchases of raw materials	**6,354**	**-**	**6,354**
Interest expense	**238**	**-**	**238**
Assets acquisitions	**530**	**39**	**569**
Other	**400**	**-**	**400**
	Ps. 7,522	**Ps. 39**	**Ps. 7,561**

The exchange rates used to value the foreign currency as of December 31, 2008 an 2007 were Ps. 13.5383 and Ps. 10.8662, respectively.

As of February 24, 2009, the issuance date of these consolidated financial statements, the exchange rate was 14.8528 Mexican pesos per one U.S. dollar, and the foreign currency position was very similar to that as of December 31, 2008.

15. Labor Liabilities.

On January 1, 2008, NIF D-3, "Employee Benefits," came into effect, and established the following changes:

- Addresses current-year and deferred PTU, and establishes that deferred PTU should be determined in accordance with NIF D-4, except for with respect to materialization of the items not permitted for ISR or IETU purposes; and
- Includes the wage career concept, and the amortization period of transition liabilities is modified as follows:
- Items are amortized over a 5-year period, or less, if employees' remaining labor life is less than the:
  - Beginning balance of the transition liability for severance and retirement benefits;
  - Beginning balance of past service cost and changes to the plan;
  - Beginning balance of actuarial gains and losses from severance benefits, as part of the other expenses; and
  - Beginning balance of actuarial gains and losses of the pension and seniority premium plans is being amortized over 5 years (net of transition liability), while the beginning balance of actuarial gains and losses of termination pay was fully amortized and expensed in 2008.

These changes had an effect on both the value of the liability (formerly additional liability) and the consolidated results of operations, due to the reduction in the amortization period of certain liability items to five years.

a) Assumptions:

Actuarial calculations for pension and retirement plans, seniority premiums and severance indemnity liabilities, as well as the cost for the year, were determined using the following long-term assumptions in 2008:

	Nominal Rates (1)	Real Rates (2)
Annual discount rate	8.2%	4.5%
Salary increase	5.1%	1.5%
Return on assets	11.3%	4.5%
Measurement date: December 2008		

(1) For Non-inflationary economies.

(2) For inflationary economies.

Actuarial calculations for pension and retirement plans, seniority premiums and severance indemnity liabilities, as well as the cost for the year, were determined in 2007 and 2006 using the following long-term assumptions:

	Real Rates (2)
Annual discount rate	4.5%
Salary increase	1.5%
Return on assets	4.5%
Measurement date: December 2007	

The basis for the determination of the long-term rate of return is supported by a historical analysis of average returns in real terms for the last 30 years of the Certificados de Tesorería del Gobierno Federal (Mexican Federal Government Treasury Certificates) or Treasury Bonds of each country for other investments and the expectations of long-term returns of the actual investments of the Company.

Based on these assumptions, the expected benefits to be paid in the following years are as follows:

	Pension and Retirement Plans	Seniority Premiums	Severance Indemnities
2009	Ps. 118	Ps. 5	Ps. 82
2010	25	5	70
2011	36	5	66
2012	36	6	63
2013	41	6	60
2014 to 2017	258	55	319

b) Balances of the Liabilities:

	2008	2007
Pension and retirement plans:		
Vested benefit obligation	**Ps. -**	Ps. 331
Non-vested benefit obligation	-	737
Accumulated benefit obligation	**1,351**	1,048
Excess of projected benefit obligation over accumulated benefit obligation	-	140
Projected benefit obligation	**1,351**	1,188
Pension plan funds at fair value	**(517)**	(566)
Unfunded projected benefit obligation	**834**	622
Unrecognized past services	**1**	-
Unamortized actuarial net loss	**(212)**	(99)
Additional labor liability	-	108
Total	**623**	631
Seniority premiums:		
Vested benefit obligation for personnel with more than 15 years seniority	-	18
Non-vested benefit obligation for personnel with less than 15 years seniority	-	52
Accumulated benefit obligation	**79**	70
Excess of projected benefit obligation over accumulated benefit obligation	-	7
Unfunded projected benefit obligation	**79**	77
Unamortized actuarial net loss	**(16)**	(41)
Additional labor liability	-	36
Total	**63**	72
Severance indemnities:		
Accumulated benefit obligation	-	290
Excess of projected benefit obligation over accumulated benefit obligation	-	18
Projected benefit obligation	**392**	308
Unrecognized net transition obligation	**(142)**	(148)
Unrecognized actuarial net loss	-	(147)
Additional labor liability	-	277
Total	**250**	290
Total labor obligations	**Ps. 936**	Ps. 993

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the actual behavior of those variables at the end of the current year.

c) Trust Assets:

Trust assets consist of fixed and variable return financial instruments recorded at market value. The trust assets are invested as follows:

	2008	2007
Fixed Return:		
Traded securities	**6%**	20%
Bank instruments	**4%**	-
Mexican Federal government instruments	**80%**	34%
Variable Return:		
Publicly traded shares	**10%**	46%
	100%	100%

The Company follows the policy of maintaining at least 30% of the trust assets in Mexican Federal Government instruments. Objective portfolio guidelines have been established for the remaining percentage, and investment decisions are made to comply with those guidelines to the extent that market conditions and available funds allow. The composition of the portfolio is consistent with those of other large multinational companies that manage long-term funds.

The amounts of securities of the Company and related parties included in trust assets are as follows:

		2008		2007
Portfolio:				
FEMSA	**Ps.**	**2**	Ps.	-
Valores Mexicanos Casa de Bolsa, S.A. de C.V. [1]		-		8

[1] One or more members of the board of directors of FEMSA are members of the board of directors of this Company.

d) Net Cost of the Period:

		2008		2007		2006
Pension and retirement plans:						
Service cost	**Ps.**	**78**	Ps.	69	Ps.	49
Interest cost		**97**		48		44
Expected return on trust assets		**(54)**		(21)		(21)
Amortization of unrecognized transition obligation		**(2)**		-		(1)
Amortization of net actuarial loss		**10**		9		1
		129		105		72
Seniority premiums:						
Service cost		**11**		10		8
Interest cost		**6**		3		4
Actuarial loss recognized in other expenses		**17**		-		-
Amortization of net actuarial loss		**1**		2		1
		35		15		13
Severance indemnities:						
Service cost		**57**		28		46
Interest cost		**32**		11		15
Actuarial loss recognized in other expenses		**143**		-		-
Amortization of unrecognized transition obligation		**37**		14		14
Amortization of net actuarial loss		**17**		5		4
		286		58		79
	Ps.	**450**	Ps.	178	Ps.	164

e) Changes in the Balance of the Obligations:

	2008		2007	
Pension and retirement plans:				
Beginning balance	**Ps.**	**1,188**	Ps.	1,114
Service cost		**78**		69
Interest cost		**97**		48
Actuarial loss		**12**		3
Benefits paid		**(24)**		(46)
Ending balance		**1,351**		1,188
Seniority premiums:				
Initial balance	**Ps.**	**77**	Ps.	70
Service cost		**11**		10
Interest cost		**6**		3
Actuarial gain		**(8)**		10
Benefits paid		**(7)**		(16)
Ending balance	**Ps.**	**79**	Ps.	77
Severance indemnities:				
Initial balance	**Ps.**	**308**	Ps.	259
Service cost		**57**		28
Interest cost		**32**		11
Actuarial loss		**64**		77
Benefits paid		**(69)**		(67)
Ending balance	**Ps.**	**392**	Ps.	308

f) Changes in the Balance of the Trust Assets:

	2008		2007	
Pension and retirement plans:				
Initial balance	**Ps.**	**566**	Ps.	441
Actual return on trust assets		**(28)**		60
Employer contributions		**-**		76
Benefits paid		**(21)**		(11)
Ending balance [1]	**Ps.**	**517**	Ps.	566

[1] Actual value of assets as of December 31, 2008 and 2007, respectively.

16. Bonus Program.

The bonus program for executives is based on complying with certain goals established annually by management, which include quantitative and qualitative objectives and special projects.

The quantitative objectives represent approximately 50% of the bonus and are based on the Economic Value Added ("EVA") methodology. The objective established for the executives at each entity is based on a combination of the EVA generated by the Company and FEMSA consolidated, calculated at approximately 70% and 30%, respectively. The qualitative objectives and special projects represent the remaining 50% of the annual bonus and are based on the critical success factors established at the beginning of the year for each executive.

In addition, the Company provides a defined contribution plan to certain key executives, consisting of an annual cash bonus to purchase shares under the following procedures, 50% of the annual cash bonus is used to purchase FEMSA shares or options and the remaining is to be used to purchase Coca-Cola FEMSA shares or options, based on the executive's responsibility in the organization, their business' EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 20% per year. In the years 2008, 2007 and 2006, have not acquired stock options for employees.

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded to income from operations and are paid in cash the following year. During the years ended December 31, 2008, 2007 and 2006, the bonus expense recorded amounted to Ps.525, Ps.526 and Ps.367, respectively.

All shares held by the trust are considered outstanding for earnings per share purposes and dividends on shares held by the trusts are charged to retained earnings.

17. Bank Loans and Notes Payable.

As of December 31, 2008 and 2007, short-term debt consisted of revolving bank loans. The amounts and weighted average interest rates are as follows:

	% Interest Rate [1]		2008	% Interest Rate [1]		2007
Argentine pesos						
Bank loans	**19.6%**	**Ps.**	**816**	11.0%	Ps.	500
U.S. dollars						
Bank loans	-		-	5.5%		132
Notes payable	**7.0%**		**4**	7.0%		5
Venezuelan bolivars						
Bank loans	**22.2%**		**365**	15.7%		425
Colombian pesos						
Bank loans	**15.2%**		**797**	-		-
Brazilian reais						
Notes payable	-		**21**	-		-
		Ps.	**2,003**		Ps.	1,062

[1] Weighted average annual rate.

The following table presents long-term bank loans and notes payable, as well as their weighted average rates and effective derivative financial instruments contracted by the Company:

	% Interest Rate [1]		2008	% Interest Rate [1]		2007
Fixed interest rate:						
U.S. dollars:						
Yankee bonds	**7.3%**	**Ps.**	**3,606**	7.3%	Ps.	3,199
Mexican pesos:						
Notes (certificados bursatiles)	**10.2%**		**1,500**	10.2%		1,500
Variable interest rate:						
U.S. dollars:						
Bank loans	**3.3%**		**2,978**	5.1%		1,847
Capital leases	**3.8%**		**26**	8.5%		2
Mexican pesos:						
Bank loans	**9.0%**		**4,550**	8.0%		4,550
Notes (certificados bursatiles)	**8.7%**		**3,000**	8.3%		6,750
Colombian pesos:						
Bank loans	**15.4%**		**905**	-		-
U.S. dollars:						
Notes payable	**7.0%**		**3**	7.0%		6
Brazilian reais						
Notes payable	-		**3**	-		-
Long-Term Debt			**16,571**			17,854
Current portion of long-term debt			**4,116**			3,752
		Ps.	**12,455**		Ps.	14,102

The position of the debt hedged with derivative instruments is as follows:

Hedging Derivative Financial Instruments	% Interest Rate [1]		2008	% Interest Rate [1]		2007
Interest rate swaps variable to fixed:						
Mexican pesos:						
Bank loans:		**Ps.**	**12**		Ps.	996
Interest rate paid	**10.9%**			11.3%		
Interest rate received	**8.8%**			8.1%		
Notes (certificados bursatiles):			**129**			5,950
Interest rate paid	**8.1%**			8.6%		
Interest rate received	**8.7%**			8.3%		

(1) Weighted average annual rate.

Maturities of bank loans as of December 31, 2008 are comprised as follows:

2009	Ps.	4,116
2010		1,923
2011		4
2012		3,946
2013 and thereafter		6,582
	Ps.	16,571

The Company has financing from different institutions with different restrictions and covenants, which mainly consist of maximum levels of leverage and capitalization as well as minimum consolidated net worth and debt and interest coverage ratios. As of the date of these consolidated financial statements, the Company was in compliance with all restrictions and covenants contained in its financing agreements.

As of December 31, 2008, the Company has uncommitted credit lines denominated in Mexican pesos and U.S. dollars with various credit institutions for a total of Ps. 4,779.

18. Other Expenses, net.

An analysis of the Other Expenses caption, for the years ended December 31, 2008, 2007 and 2006 is as follows:

	2008		2007		2006	
Employee profit sharing (Note 2)	**Ps.**	**664**	Ps.	300	Ps.	300
Loss on sales of fixed assets, net		**170**		186		151
Contingencies from previous acquisitions		**174**		193		(88)
Severance payments from restructuring and amendment to pension plan		**232**		53		45
Amortization of unrecognized actuarial loss, net (Note 2 d)		**137**		-		-
(Gain) loss on equity method in affiliated companies		**(104)**		(13)		23
Idle assets		**372**		-		-
Other		**186**		(17)		(74)
Total	**Ps.**	**1,831**	Ps.	702	Ps.	1,046

In 2006, the Company implemented restructuring programs in its commercial operations and recognized costs of Ps. 689, which were recorded in other expenses in consolidated income statement. Such costs consisted of Ps. 556 of severance payments associated with an ongoing benefit arrangement and Ps. 133 of other costs related to the restructuring programs. In 2008, the Company recorded Ps. 88 for strategic restructuring programs that consist of payments made for a pre-established benefit plan. During 2008 and 2007, the payments are Ps. 155 and Ps. 522, respectively.

19. Derivative Financial Instruments.

The Company measures the fair value of its derivative financial instruments applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value.

In addition, there are three levels of inputs that may be used to measure fair value which are described as follows:

- **Level 1:** quoted prices (unadjusted) in active markets for identical assets or liabilities.
- **Level 2:** inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- **Level 3:** are unobservable inputs for the asset or liability for which the fair value shall be calculated by the Company.

The Company determines the fair value of its financial assets and liabilities based on data classified as level 1 and 2.

The following table summarizes financial assets and liabilities measured at fair value, as of December 31, 2008:

	2008 Level 2	
Derivative financial instruments asset	**Ps.**	**411**
Derivative financial instruments (liability)		**(1,170)**

a) Long-Term Debt:

The fair value of long-term bank loans is based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt of similar amounts and maturities. The fair value of long-term notes is based on quoted market prices at the balance sheet date.

	2008		2007	
Carrying value	**Ps.**	**16,571**	Ps.	17,854
Fair value		**16,571**		17,989

b) Interest Rate Swaps:

The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. These instruments are recognized in the balance sheet at their estimated fair value and designated as a cash flow hedge.

Fair value is estimated based on formal technical models. Changes in fair value were recorded in accumulated other comprehensive income (loss) caption.

At December 31, 2008, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount	Fair Value Liability
2009	Ps. 165	Ps. -
2010	150	(3)
2012	2,277	(33)
2013	745	(13)
2015	50	-
	Ps. 3,387	Ps. (49)

The net effect of expired derivative contracts included in current earnings as an interest expense amounted to Ps. 26, Ps. 131 and Ps. 107 for the years ended December 31, 2008, 2007 and 2006, respectively.

A portion of certain interest rate swaps do not meet the hedging criteria for accounting purposes; consequently, changes in the estimated fair value of ineffective portion were recorded in the fair value (loss) gain on derivative financial instruments as part of the comprehensive financing result. For the years ended December 31, 2008, 2007 and 2006, the net effect of these instruments as of the date of the financial statements was a gain of Ps. 24 and Ps. 34 and a loss of Ps. 39, respectively.

c) Forward Agreements to Purchase Foreign Currency:

The Company entered into forward agreements to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies. These instruments are recognized in the consolidated balance sheet at their estimated fair value which is determined based on prevailing market exchange rates to end the contracts at the end of the period. The changes in the fair value are recorded in accumulated other comprehensive income (loss). As of December 31, 2008, the Company has forward contracts to buy foreign currencies with a notional amount of Ps. 228. These contracts expire in 2009, and as of December 31, 2008, they have generated an asset of Ps. 44.

For the year ended December 31, 2008, the Company recorded a net loss on expired forward contracts of Ps. 523 as part of the comprehensive financing result.

As of December 31, 2008, certain of the Company's forward agreements to buy U.S. dollars and other currencies did not meet the hedging criteria for accounting purposes; consequently, changes in the fair value were recorded in the consolidated results as part of the comprehensive financing result. The notional amount of those forward agreements to purchase foreign currency maturing in 2008 is Ps. 799 and they generated a loss of Ps. 242. For the years ended December 31, 2008 and 2007, the net effect of expired contracts that did not meet the hedging criteria for accounting purposes was a loss of Ps. 706 and a gain of Ps. 22, respectively, included as a fair value (loss) gain on derivative financial instruments.

d) Cross Currency Swaps:

As of December 31, 2008 the Company has certain cross currency swap instruments with the purpose to reduce its exposure risks of exchange rate and interest rate fluctuations associated with its borrowings denominated in U.S. dollars and other foreign currencies, which do not meet the criteria for hedge accounting purposes. Consequently changes in the estimated fair value were recorded in the comprehensive financing result. The table below shows the characteristics of these instruments:

	Maturity Date	Notional Amount	Fair Value
Mexican pesos to U.S. dollars	2011	Ps. 1,483	Ps. 343
Mexican pesos to U.S. dollars	2012	357	126
		Ps. 1,840	Ps. 469

e) Commodity Price Contracts:

The Company entered into commodity price contracts to hedge the variations in the cost of sugar. The fair value of these contracts is estimated based on market prices to terminate them at the closing date. The result of the commodity future contracts was a loss of Ps. 68, Ps. 24 and Ps. 55 during the years ended December 31, 2008, 2007 and 2006, respectively, which was recorded in results of operations. The notional amounts of this contract are Ps. 906 and Ps. 244 as of December 31, 2008 and 2007, respectively.

f) Embedded Derivative Financial Instruments:

The Company has determined that certain leasing contracts denominated in U.S. dollars host embedded derivative financial instruments. The fair value is estimated based on formal technical models. Changes in the fair value were recorded in fair value (loss) gain on derivative financial instruments.

For the years ended December 31, 2008, 2007 and 2006, the Company recognized the fair value of such instruments in other assets of Ps. 53, Ps. 16 and Ps.28, respectively.

g) Book Values of Derivative Financial Instruments.

The Company maintains the following positions in derivative financial instruments as of December 31, 2008 and 2007 as follows:

Derivative Financial Instruments	2008	2007
Interest rate and cross currency swaps	**Ps. 12**	Ps. 66
Forward agreements to purchase foreign currency	**380**	10
Interest rate swaps	**8**	97
	400	173
Short-term embedded derivative financial instruments	**7**	21
Short-term assets (Note 8)	**Ps. 407**	Ps. 194
Long-term embedded derivative financial instruments	**Ps. 4**	Ps. 16
Long-term assets (Note 12)	**Ps. 4**	Ps. 16
Interest rate and cross currency swaps	**Ps. 480**	Ps. 9
Forward agreements to purchase foreign currency	**605**	-
Interest rate swaps	**57**	114
	Ps. 1,142	Ps. 123
Short-term embedded derivative financial instruments	**9**	1
Short-term liabilities	**Ps. 1,151**	Ps. 124
Long-term embedded derivative financial instruments	**Ps. 19**	
Long-term liabilities	**Ps. 19**	

20. Minority Interest in Consolidated Subsidiaries.

	2008	2007
Mexico	**Ps. 1,417**	Ps. 1,403
Colombia	**20**	61
Brazil	**266**	177
	Ps. 1,703	Ps. 1,641

Intangible assets for territories recorded in Mexico corresponding to the Brazil territory were assigned the portion respective to minority interest. The balance of minority interest at December 31, 2008 and 2007 aggregates Ps. 332 and Ps. 314, respectively.

21. Stockholders' Equity.

As of December 31, 2008 and 2007 the capital stock of Coca-Cola FEMSA was comprised of 1,846,530,201 common shares, without par value. Fixed capital amounts to Ps. 821 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock.

The characteristics of the common shares are as follows:

- Series "A" and series "D" are ordinary, have unlimited voting rights, are subject to transfer restrictions, and at all times must represent a minimum of 76% of subscribed capital stock.
- Series "A" shares may only be acquired by Mexican individuals and may not represent less than 51% of the ordinary shares.
- Series "D" shares have no foreign ownership restrictions and cannot exceed 49% of the ordinary shares.
- Series "L" shares have no foreign ownerships restrictions and have limited voting and other corporate rights.

As of December 31, 2008 and 2007, Coca-Cola FEMSA's capital stock is comprised as follows:

Series of Shares	Thousands of Shares
A	992,078
D	583,546
L	270,906
Total	1,846,530

The restatement of stockholders' equity for inflation is allocated to each of the various stockholders' equity accounts, as follows:

2008	Historical Value	Restatement	Restated Value
Capital stock	**Ps. 821**	**Ps. 2,295**	**Ps. 3,116**
Additional paid-in capital	**9,593**	**3,627**	**13,220**
Retained earnings from prior years	**27,935**	**6,000**	**33,935**
Net majority income	**5,481**	**117**	**5,598**
Accumulated other comprehensive income (loss)	**44**	–	**44**

2007	Historical Value	Restatement	Restated Value
Capital stock	Ps. 821	Ps. 2,295	Ps. 3,116
Additional paid-in capital	9,706	3,627	13,333
Retained earnings from prior years	22,441	5,489	27,930
Net majority income	6,714	194	6,908
Accumulated other comprehensive income (loss)	(2,189)	42	(2,147)

The net income of the Company is not subject to the legal requirement that 5% thereof be transferred to a legal reserve since such reserve equals 20% of capital stock at nominal value. This reserve may not be distributed to stockholders during the existence of the Company, except as a stock dividend. As of December 31, 2008, this reserve for Coca-Cola FEMSA amounted to Ps. 164 (nominal value).

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect, except for the restated stockholder contributions and distributions made from consolidated taxable income, denominated "Cuenta de Utilidad Fiscal Neta" ("CUFIN") or from reinvested consolidated taxable income, denominated "Cuenta de Utilidad Fiscal Neta Reinvertida" ("CUFINRE").

Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. This tax may be credited against the income tax of the year in which the dividends are paid and in the following two years against the income tax and estimated tax payments. As of December 31, 2008, Coca-Cola FEMSA's balances of CUFIN amounted to Ps. 3,346.

At an ordinary stockholders' meeting of Coca-Cola FEMSA held on April 8, 2008, the stockholders approved a dividend of Ps. 945 that was paid in May 2008.

At an ordinary stockholders' meeting of Coca-Cola FEMSA held on March 27, 2007, the stockholders approved a dividend of Ps. 831 that was paid in May 2007.

At an ordinary stockholders' meeting of Coca-Cola FEMSA held on March 8, 2006, the stockholders approved a dividend of Ps. 743 that was paid in June 2006.

22. Net Majority Earnings per Share.

This represents the net majority earnings corresponding to each share of the Company's capital stock, computed on the basis of the weighted average number of shares outstanding during the period of 1,846,530,201 in each of the three years ended December 31, 2008, 2007 and 2006.

23. Tax System.

a) Income Tax:

Income tax is computed on taxable income, which differs from net income from accounting purposes principally due to the treatment of the comprehensive financing result, the cost of labor liabilities, depreciation and other accounting provisions. The tax loss may be carried forward and applied against future taxable income.

For the year ended December 31, 2008, the statutory income tax rates applicable in the countries where the Company operates, the years in which tax loss carryforwards may be applied and the open periods that remain subject to examination are as follows:

	Statutory Tax Rate	Expiration (Years)	Open Period (Years)
Mexico	28%	10	5
Guatemala	31%	N/A	4
Nicaragua	30%	3	4
Costa Rica	30%	3	4
Panama	30%	5	3
Colombia	33%	8	2
Venezuela	34%	3	4
Brazil	34%	Indefinite	6
Argentina	35%	5	5

The statutory income tax rate in Mexico was 28% for 2008 and 2007 and 29% for 2006.

In Colombia, tax losses may be carried forward eight years and they are limited to 25% of the taxable income of each year. Additionally, the statutory tax rate of Colombia decreases from 38.5% in 2006 to 34% in 2007 and 33% in 2008, and the 5% tax imposed on dividends was eliminated in 2006.

In Brazil, tax losses may be carried forward for an indefinite period but cannot be restated and are limited to 30% of the taxable income of each year.

b) Tax on Assets:

Through 2006, the Mexican tax on assets was computed at an annual rate of 1.8% based on the average of certain assets at tax restated value less certain liabilities. On January 1, 2007, the tax on assets rate was reduced from 1.8% to 1.25% and also the deduction of liabilities was eliminated in order to determine the tax to be paid. Since 2008, the tax on assets has disappeared in Mexico and it is replaced by the Business Flat Tax (Impuesto Empresarial a Tasa Única, "IETU"; (Note 23 C)). The amounts paid of tax on assets corresponding to previous periods to the IETU introduction, can be creditable against the income tax generated during the period, only if the income tax is higher than the IETU generated in the same period, to the extent equivalent to 10% of the lesser tax on asset paid during 2007, 2006 or 2005.

The operations in Guatemala, Nicaragua, Colombia and Argentina are also subject to a minimum tax, which is based primarily on a percentage of assets. Any payments are recoverable in future years, under certain conditions.

c) Business Flat Tax ("IETU"):

Since 2008, the IETU came into effect in Mexico and replaced the Tax on Assets. IETU functions are similar to an alternative minimum corporate income tax, except that amounts paid cannot be credited against future income tax payments. The tax payable will be the higher between the IETU or the income tax liability computed under the Mexican income tax law. The IETU applies to individuals and corporations, including permanent establishments of foreign entities in Mexico, at a rate of 17.5% beginning in 2010. The rates for 2008 and 2009 will be 16.5% and 17.0%, respectively. The IETU is calculated under a cash-flow basis, whereby the tax base is determined by reducing cash proceeds with certain deductions and credits. In the case of income derived from export sales, where cash on the receivable has not been collected within 12 months, income will be deemed received at the end of this 12-month period. In addition, as opposed to ISR which allows for fiscal consolidation, companies that are subject to the payment of IETU are required to file their returns on an individual basis.

Based on its financial projections for purposes of its Mexican tax returns, the Company expects to pay corporate income tax in the future and does not expect to pay IETU. As such, the enactment of IETU did not impact the Company's consolidated financial position or results of operations, as it only recognizes deferred income tax.

d) Deferred Income Tax:

The temporary differences that generated deferred income tax liabilities (assets) are as follows:

DEFERRED INCOME TAXES	2008	2007
Inventories	**Ps. 4**	Ps. 62
Property, plant and equipment [1]	**2,077**	1,822
Investments in non-consolidated associates	**(4)**	11
Intangible and other assets	**643**	975
Labor obligations	**(196)**	(103)
Tax loss carryforwards	**(1,117)**	(776)
Other deferred liabilities	**(1,717)**	(1,865)
Deferred tax (asset) liability	**(310)**	126
Valuation allowance for deferred tax assets for unrecoverable tax losses	**45**	99
Valuation allowance for deferred assets of doubtful recovery	**698**	-
Deferred income tax, net	**434**	225
Deferred income tax asset recoverable	**1,246**	1,255
Deferred income tax payable	**Ps. 1,680**	Ps. 1,480

[1] Includes breakage of returnable bottles and cases

Since January 2008, in accordance with NIF B-10, "Effects of Inflation," in Mexico the application of inflationary accounting is suspended. However, for taxes purposes, the balance of fixed asset is restated through the application of National Consumer Price Index (INPC). For this reason, the difference between accounting and taxable values will increase, generating a deferred tax.

The changes in the balance of the net deferred income tax are as follows:

	2008		2007	
Beginning balance	**Ps.**	**225**	Ps.	(382)
Provision for the year		**(1,153)**		294
Change in the statutory income tax rate		**-**		(6)
Restatement effect in inflationary countries		**(9)**		-
Allowance for tax restatement of intangible assets from territories (recorded in stockholders' equity as part of cumulative translation adjustment)		**698**		-
Accumulated other comprehensive income (loss) items (recorded in stockholders' equity)		**673**		319
Ending balance	**Ps.**	**434**	Ps.	225

e) Provision for the year:

	2008		2007		2006	
Current income tax	**Ps.**	**3,639**	Ps.	3,047	Ps.	2,308
Deferred income tax		**(1,153)**		294		286
Change in the statutory income tax rate		**-**		(5)		(39)
Income tax	**Ps.**	**2,486**	Ps.	3,336	Ps.	2,555

f) Tax Loss Carryforwards and Recoverable Asset Tax:

As of December 31, 2008, subsidiaries in Mexico, Panama, Colombia, Venezuela and Brazil, have tax loss carryforwards and/or recoverable asset tax. The expiration dates of such amounts are as follows:

Year	Tax Loss Carryforwards		Recoverable Tax on Assets	
2009	Ps.	2	Ps.	-
2010		-		-
2011		-		-
2012		-		-
2013		100		-
2014		232		-
2015		1		-
2016		-		1
2017 and thereafter		2,128		29
No expiration (Brazil Note 23 a)		1,257		-
	Ps.	3,720	Ps.	30

Due to the uncertainty related to the future realization of certain tax loss carryforwards, the Company created a valuation allowance for the related amounts. The changes in the valuation allowance which reduce the related deferred tax asset are as follows:

	2008	2007
Initial balance	**Ps. 99**	Ps. 220
Cancellation of provision	**(51)**	(76)
Restatement of the initial balance	**(3)**	(45)
Ending balance	**Ps. 45**	Ps. 99

g) Reconciliation of Mexican Statutory Income Tax Rate to Consolidated Effective Income Tax Rate:

	2008	2007	2006
Mexican statutory income tax rate	**28.00%**	28.00%	29.00%
Income tax from prior years	**0.12**	0.04	(0.66)
Gain from monetary position	**(2.22)**	(2.70)	(3.91)
Annual inflation adjustment	**3.69**	1.92	3.30
Non-deductible expenses	**2.64**	1.36	2.13
Non-taxable income	**(0.62)**	-	-
Income taxed at other than Mexican statutory rate	**3.69**	2.49	2.01
Effect of restatement of tax values	**(2.21)**	-	-
Changes in valuation allowance for tax losses	**(0.42)**	-	-
Effect of change in statutory rate	**-**	(0.06)	0.49
Other [1]	**(2.77)**	0.90	(0.63)
Consolidated effective income tax rate	**29.90%**	31.95%	31.73%

(1) Includes the restatement of prior years.

24. Contingencies and Commitments.

a) Contingencies Recorded in the Consolidated Balance Sheet:

The Company has various loss contingencies, and reserves have been recorded as other liabilities in those cases where the Company believes an unfavorable resolution is probable. Most of these loss contingencies were recorded as a result of the business acquisitions. The following table presents the nature and amount of the loss contingencies recorded as other long-term liabilities as of December 31, 2008 and 2007:

	2008	2007
Tax	**Ps. 953**	Ps. 1,194
Legal	**243**	249
Labor	**880**	341
Total	**Ps. 2,076**	Ps. 1,784

Changes in contingencies are as follows:

	2008	2007
Initial balance	**Ps. 1,784**	Ps. 1,755
Restatement for fines and surcharges	**50**	128
New contingencies [1]	**947**	282
Cancellation and expiration	**(189)**	(118)
Payments	**(472)**	(158)
Restatement of the initial balance	**(44)**	(105)
Ending balance	**Ps. 2,076**	Ps. 1,784

(1) Includes contingencies resulting from the acquisition of Remil.

b) Unsettled Lawsuits:

The Company is party to a number of tax, legal and labor lawsuits that have arisen throughout the normal course of its business and which are common in its industry. The estimated amount of these lawsuits is Ps. 204. These contingencies were assessed by legal counsel as less than probable but more than remote of being settled against the Company. However the Company believes that the ultimate resolution of such legal proceedings will not have a material adverse effect on its consolidated financial position or result of operations.

In recent years in its Mexican, Costa Rican and Brazilian territories have been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where the Company operates. The Company does not expect a significant liability derived from these contingences.

c) Collateralized Contingencies:

As is customary in Brazil, the Company has been requested by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 1,853 and Ps. 1,172 as of December 31, 208 and 2007, respectively, by pledging fixed assets and taking out bonds that cover such contingencies.

d) Commitments:

As of December 31, 2008, the Company has capital and operating lease commitments for the leasing of production machinery and equipment, distribution equipment and computer equipment.

The contractual maturities of the lease commitments by currency, expressed in Mexican pesos as of December 31, 2008, are as follows:

	Mexican Pesos	US Dollars	Other Currencies
2009	Ps. 133	Ps. 615	Ps. 74
2010	128	3	77
2011	121	-	21
2012	124	-	-
2013 and thereafter	805	-	-
Total	Ps. 1,311	Ps. 618	Ps. 172

Rental expense charged to operations amounted to approximately Ps. 438, Ps. 411 and Ps. 350 for the years ended December 31, 2008, 2007 and 2006, respectively.

25. Information by Segment.

Analytical information by segment is presented considering the geographic areas in which the Company operates and is presented based on the information used for management's decision making.

As of the first quarter of 2008, the Company decided to align quarterly disclosure into segments that are based on the way the business is run and so regrouped its operations into the following 4 divisions: (i) Mexico division; (ii) Latincentro division, which is comprised of the territories in Central America and Colombia; (iii) Venezuela; and (iv) Mercosur division, which is comprised of the territories that operate in Brazil and Argentina. Segment information from 2007 and 2006 was regrouped for consistency with the presentation for 2008.

Since Venezuela operates in an economy with exchange rate controls it can not be included in any of the other geographical segments in conformity with Mexican NIF B-5 "Segment Information".

2008	Total Revenue	Capital Expenditures	Long-term Assets	Total Assets
Mexico	**Ps. 33,799**	**Ps. 1,926**	**Ps. 44,830**	**Ps. 53,238**
Latincentro [1]	**12,791**	**1,209**	**16,160**	**18,437**
Venezuela	**15,182**	**715**	**6,895**	**9,537**
Mercosur [2]	**21,204**	**952**	**12,081**	**16,746**
Consolidated	**Ps. 82,976**	**Ps. 4,802**	**Ps. 79,966**	**Ps. 97,958**

2007	Total Revenue	Capital Expenditures	Long-term Assets	Total Assets
Mexico	Ps. 32,550	Ps. 1,945	Ps. 44,894	Ps. 53,334
Latincentro [1]	11,741	971	13,254	15,072
Venezuela	9,785	(9)	4,159	6,148
Mercosur [2]	15,175	775	7,410	12,624
Consolidated	Ps. 69,251	Ps. 3,682	Ps. 69,717	Ps. 87,178

2006	Total Revenue	Capital Expenditures
Mexico	Ps. 31,540	Ps. 1,521
Latincentro [1]	11,018	664
Venezuela	7,993	221
Mercosur [2]	13,495	457
Consolidated	Ps. 64,046	Ps. 2,863

(1) Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.

(2) Includes Brazil and Argentina.

26. Future Impact of Recently Issued Accounting Standards Not Yet in Effect.

In December 2008, the following new accounting standards were issued under Mexican FRS the application of which is required as indicated. The Company will adopt these standards as of January 1, 2009 and has not fully assessed the effect of adopting these new standards on its financial information, but does not expect material impact on its results.

- **NIF B-7, "Business Acquisitions"**

  This NIF substitutes NIF B-7 "Business Acquisitions", and establishes general rules for the initial recognition of net assets, non-controlling interests and other items, as of the acquisition date.

  Under this statement, purchase and restructuring expenses resulting from acquisitions should not be included as part of the consideration, because these expenses are not shared by the acquired business.

  In addition, NIF B-7 requires a company to recognize non-controlling interests in the acquiree at fair value as of the acquisition date.

  NIF B-7 is effective for future acquisitions.

- **NIF B-8, "Consolidated or Combined Financial Statements"**
  This NIF replaces NIF B-8 "Consolidated Financial Statements", and describes general rules for the preparation, presentation and disclosure of consolidated and combined financial statements.

  The main changes of this NIF are as follows: (a) this rule defines "Specific-purpose Entity" (SPE), establishes the cases in which an entity has control over a SPE, and when a company should consolidate this type of entity; (b) addresses that potential voting rights should be analyzed when evaluating the existence of control over an entity; and, (c) set new terms for "controlling interest" instead of "majority interest", and "non-controlling interest" instead of "minority interest".

- **NIF C-7, "Investments in Associates and Other Permanent Investments"**
  Describes the accounting treatment for investments in associates and other permanent investments, which were previously treated within NIF B-8 "Consolidated Financial Statements". This NIF requires the recognition of a Specific-Purpose Entity, through equity method. Also, this NIF establishes that potential voting rights should be considered when analyzing the existence of significant influence.

  In addition, this rule defines a method and a limit for the recognition of losses in an associate.

- **NIF C-8, "Intangible Assets"**
  This rule substitutes NIF C-8 "Intangible Assets". The new rule defines intangible assets as non-monetary items and broadens the criteria of identification, indicating that an intangible asset must be separable; this means that such asset could be sold, transferred, or used by the entity. In addition, intangible asset arises from legal or contractual rights, whether those rights are transferable or separable from the entity.

  This standard also establishes that preoperative costs should be eliminated from the capitalized balance, and charged to retained earnings without restating the financial statements of prior years.

  This amount should be presented as an accounting change in consolidated financial statements.

- **NIF D-8, "Share-Based Payments"**

  NIF D-8 establishes the recognition of share-based payments. When an entity purchases goods or pay services with share-based payments, the entity is required to recognize those goods or services at fair value and the corresponding increase in equity. According with NIF D-8, if share-based payments can not be settled with equity instruments, they have to be settled using an indirect method considering NIF D-8 parameters.

27. Subsequent events.

On January 28, 2009, Coca-Cola FEMSA placed Ps. 2,000 million in certificados bursátiles. A portion of the proceeds from this placement will be used to make a partial payment of the Certificado Bursátil KOF 03-6. The remaining will be used by Coca-Cola FEMSA for general corporate purposes and working capital.

In February 2009, Coca-Cola FEMSA, jointly with The Coca-Cola Company, closed the acquisition of Brisa de Bavaria, a subsidiary of SABMiller. The purchase price of US$92 million was shared equally by Coca-Cola FEMSA and The Coca-Cola Company.

Glossary.

The Coca-Cola Company: Founded in 1886, The Coca-Cola Company is the world's leading manufacturer, marketer and distributor of non-alcoholic beverage concentrates and syrups. The Coca-Cola Company owns and licenses nearly 500 brands. The Coca-Cola Company's corporate headquarters are in Atlanta with local operations in more than 200 countries around the world.

Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA): Founded in 1890, Monterrey, Mexico-based FEMSA is the largest beverage company in Latin America, with exports to the United States and selected markets in Europe and Asia. Its subsidiaries include: FEMSA Cerveza, which has presence in three of the largest and most profitable beer markets in the world: Mexico, Brazil and the United States. Its flagship brands include Sol, Dos Equis, Tecate, and Bohemia; Coca-Cola FEMSA; and FEMSA Comercio, the largest retail network in Latin America, with over 6,300 stores in Mexico.

Consumer: Person who consumes Coca-Cola FEMSA products.

Conventional Sales System: The person in charge of delivery makes immediate sales from inventory available on the truck.

Customer: Retail outlet, restaurant or other operation that sells or serves the company's products directly to consumers.

Emerging Categories: includes new beverage categories such as hydro-tomics, energy drinks, isotonics, etc.

Hot-Fill: the procedure of filling beverage containers at higher temperatures. This process has the benefit of eliminating the need to add conservatives to beverages.

Per Capita Consumption: The average number of eight-ounce servings consumed per person, per year in a specific market. To calculate per capita consumption, the company multiplies its unit case volume by 24 and divides by the population.

Pre-sale System: Separates the sales and delivery functions and allows sales people to sell products prior to delivery, and the delivery trucks are loaded with the mix of products that clients have previously ordered.

Serving: Equals eight fluid ounces of a beverage.

Sparkling Beverage: A non-alcoholic carbonated beverage containing flavorings and sweeteners. It excludes flavored waters and carbonated or non-carbonated tea, coffee and sports drinks.

Still Beverage: Non-carbonated beverages excluding non-flavored water.

Unit Case: Unit of measurement that equals 24 eight fluid ounce servings.

Board Practices.

1. **Finance and Planning Committee.** The Finance and Planning Committee works with the management to set annual and long-term strategic and financial plans of the company and monitors adherence to these plans. It is responsible for setting our optimal capital structure of the company and recommends the appropriate level of borrowing as well as the issuance of securities. Financial risk management is another responsibility of the Finance and Planning Committee. Irial Finan is the President of the Finance and Planning Committee. The additional members include: Javier Astaburuaga Sanjines, Federico Reyes García, Ricardo Guajardo Touché and Enrique Senior Hernández. The Secretary of the Finance and Planning Committee is Hector Treviño Gutiérrez, our Chief Financial Officer.

2. **Audit Committee.** The Audit Committee is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements and shall perform the duties set forth in the Securities Market Law. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, the company compensates the independent auditor and any outside advisor hired by the Audit Committee and provides funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. Alexis E. Rovzar de la Torre is the President of the Audit Committee. The additional members include: Charles H. McTier, José Manuel Canal Hernando, Francisco Zambrano Rodríguez and Alfonso González Migoya. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Market Law and applicable New York Stock Exchange listing standards. The Secretary of the Audit Committee is José González Ornelas, head of FEMSA's internal audit area.

3. **Corporate Practices Committee.** The corporate practices committee shall perform the duties set forth in the Securities Market Law, and is mainly in charge of assisting the board of directors in its compliance with the board's surveillance duties. It is also responsible for and may carry-out, among others, the following (1) provide its opinion to the board of directors on the matters set forth in the Securities Market Law, (2) request the opinion of an independent expert on those cases deemed necessary by such Corporate Practices Committee or as required by Mexican law, (3) call to shareholders' meetings; and (4) assist the board of directors in the preparation of certain reports. Daniel Servitje Montul is the President of the Corporate Practices Committee. The additional members include: Helmut Paul and Karl Frei. The Secretaries of the Corporate Practices Committee are Gary Fayard and Alfonso Garza Garza.

COCA-COLA FEMSA S.A.B. DE C.V.

Directors and Officers

Executive Officers.

Carlos Salazar Lomelín
Chief Executive Officer
8 years as an Officer

Ernesto Torres Arriaga
Vice-President
15 years as an Officer

Héctor Treviño Gutiérrez
Chief Financial and Administrative Officer
15 years as an Officer

John Anthony Santa María Otazúa [1]
Strategic Planning and Commercial Development Officer
13 years as an Officer

Ernesto Silva Almaguer [1]
Chief Operating Officer - Mexico
12 years as an Officer

Rafael Suárez Olaguibel
Chief Operating Officer - Latincentro
15 years as an Officer

Miguel Angel Peirano [1]
Chief Operating Officer - Mercosur
1 year as an Officer

Eulalio Cerda Delgadillo
Human Resources Director
8 years as an Officer

Alejandro Duncan Ancira
Technical Director
7 years as an Officer

Hermilo Zuart Ruíz
New Business Officer
6 years as an Officer

[1] Appointed to current position as of January 1st 2009

Directors.

Directors Appointed by Series A Shareholders.

Eugenio Garza Lagüera+
(Mr. Garza Lagüera passed away on May 24, 2008)
Honorary Chairman of the Board, Coca-Cola FEMSA; Grupo Financiero BBVA Bancomer, Chairman, Instituto Tecnologico de Estudios Superiores de Monterrey, FEMSA and Grupo Industrial Emprex, Regional Advisor of Banco de Mexico and a member of the executive committee of the National Environment for Culture and the Art

José Antonio Fernández Carbajal
Chairman of the Board, Coca-Cola FEMSA Chairman of the Board and Chief Executive Officer, FEMSA
16 years as a Board Member
Alternate: Alfredo Livas Cantú [2]

Alfonso Garza Garza
Human Resources Vice President of FEMSA
13 years as a Board Member
Alternate: Paulina Garza de Marroquín

Carlos Salazar Lomelín
Chief Executive Officer of KOF
8 years as a board Member
Alternate: Max Michel Suberville

Ricardo Guajardo Touché
Former Chairman of the board of directors of Grupo Financiero BBVA Bancomer
16 years as a Board Member
Alternate: Eduardo Padilla Silva

Mariana Garza de Treviño
Private Investor
2 years as a Board Member
Alternate: Bárbara Garza de Braniff

Federico Reyes García
Corporate Development Officer of FEMSA
16 years as a Board Member
Alternate: Alejandro Bailleres Gual

Javier Astaburuaga Sanjines
Chief Financial Officer and Executive Vice President of Strategic Development of FEMSA
3 years as a Board Member
Alternate: Francisco José Calderón Rojas

Alfonso González Migoya [2]
Independent Consultant
3 years as a Board Member
Alternate: Francisco Garza Zambrano [2]

Daniel Servitje Montul [2]
Chief Executive Officer of Grupo Bimbo
11 years as a Board Member
Alternate: Sergio Deschamps Ebergenyi [2]

Enrique Senior Hernández
Managing Director of Allen & Company, Inc.
5 years as a Board Member
Alternate: Herbert Allen III

José Luis Cutrale
General Director of Sucocitrico Cutrale, Ltda
5 years as a Board Member
Alternate: José Luis Cutrale Jr.

Directors Appointed by Series D Shareholders

Gary Fayard
Chief Financial Officer of The Coca-Cola Company
6 years as a Board Member
Alternate: David Taggart

Irial Finan
President of Bottling Investments of The Coca-Cola Company
5 years as a Board Member
Alternate: Mark Harden

Charles H. McTier [2]
Trustee, Robert W. Woodruff Foundation
11 years as a Board Member

Eva Garza de Fernández
Private Investor
2 years as a Board Member
Alternate: Geoffrey J. Kelly

Director Appointed by Series L Shareholders

Alexis E. Rovzar de la Torre [2]
Executive Partner at White & Case
16 years as a Board Member
Alternate: Arturo Estrada Treanor [2]

José Manuel Canal Hernando [2]
Private Consultant
6 years as a Board Member
Alternate: Helmut Paul [2]

Francisco Zambrano Rodríguez [2]
Chief Executive Officer of Desarrollo de Fondos Inmobiliarios
6 years as a Board Member
Alternate: Karl Frei Buechi [2]

Secretary

Carlos Eduardo Aldrete Ancira
General Counsel, FEMSA
16 years as a Board Member
Alternate: Carlos Diaz Saenz

Relation:
[2] Independent

Shareholder and Analyst Information.

Investor Relations
Alfredo Fernández
alfredo.fernandez@kof.com.mx

Gonzalo García
gonzalojose.garciaa@kof.com.mx

Roland Karig
roland.karig@kof.com.mx

Coca-Cola FEMSA, S.A.B. de C.V.
Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fe 01210,
Mexico, D.F. Mexico
Phone: (5255) 5081-5121 / 5120 / 5148
Fax: (5255) 5292-3473

Web site: www.coca-colafemsa.com

Legal counsel of the Company
Carlos L. Diaz Saenz
Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fe 01210,
Mexico, D.F. Mexico
Phone: (5255) 5081-5297

Independent Accountants
Mancera, S.C.
A member firm of Ernst & Young Global
Antara Polanco
Av. Ejercito Nacional Torre Paseo 843-B Piso 4
Colonia Granada 11520
Mexico, D.F. Mexico
Phone: (5255) 5283 1400

Stock Exchange Information
Coca-Cola FEMSA's common stock is traded on the Bolsa Mexicana de Valores, (the Mexican Stock Exchange) under the symbol KOF L and on the New York Stock Exchange, Inc. (NYSE) under the symbol KOF.

Transfer agent and registrar
Bank of New York
101 Barclay Street 22W
New York, New York 10286
U.S.A.
Tel: (212) 815 2206

KOF
New York Stock Exchange
Quarterly ADR Information

U.S. Dollars per ADR			2008
Quarter ended	High	Low	Close
December 31	$ 44.34	$ 43.14	$ 43.51
September 30	50.81	47.44	50.46
June 30	56.54	54.86	56.39
March 31	57.58	55.78	56.33

U.S. Dollars per ADR			2007
Quarter ended	High	Low	Close
December 31	$ 49.37	$ 48.16	$ 49.28
September 30	42.93	41.96	42.92
June 30	44.50	44.00	44.28
March 31	36.63	36.07	36.12

KOF L
Mexican Stock Exchange
Quarterly Stock Information

Mexican Pesos per share			2008
Quarter ended	High	Low	Close
December 31	$ 60.93	$ 60.00	$ 60.22
September 30	55.66	52.43	55.63
June 30	58.36	56.91	58.36
March 31	60.95	59.64	60.41

Mexican Pesos per share			2007
Quarter ended	High	Low	Close
December 31	$ 53.65	$ 53.45	$ 53.65
September 30	47.00	45.75	46.93
June 30	47.82	47.57	47.82
March 31	40.67	39.75	39.94

Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOF L; NYSE: KOF) is the second largest Coca-Cola bottler in the world, accounting for almost 10% of The Coca-Cola Company's global sales volume. KOF is the largest Coca-Cola bottler in Latin America, delivering more than 2.2 billion unit cases a year.

The company produces and distributes Coca-Cola, Sprite, Fanta, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and Southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and Minas Gerais), and Argentina (federal capital and surrounding areas), along with bottled water, beer, and other beverages in some of these territories.

The company's capital stock is owned 53.7% by Fomento Económico Mexicano S.A.B. de C.V. (FEMSA), 31.6% by a wholly-owned subsidiary of The Coca-Cola Company, and 14.7% by the public. The publicly traded shares of KOF are Series L shares with limited voting rights that are listed on the Bolsa Mexicana de Valores (BMV: KOF L) and as American Depository Receipts (ADRs) on the New York Stock Exchange (NYSE: KOF). Each ADR represents 10 Series L shares.

COTIZA EN BOLSA MEXICANA DE VALORES
KOF L

KOF Listed NYSE

ESR EMPRESA SOCIALMENTE RESPONSABLE

www.coca-colafemsa.com

DESIGN: www.signi.com.mx PHOTO: covian santamaria & asociados

Coca-Cola **FEMSA**



Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Álvaro Obregón,
México D.F. 01210
Tel: (5255) 5081-5100
Fax: (5255) 5292-3473

www.coca-colafemsa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.

By: ______________________________
Héctor Treviño Gutiérrez
Chief Financial Officer

Date: June 5 , 2009